SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

1.	An announcement regarding 2012 interim results of China Petroleum & Chemical Corporation (the “Registrant”);

2.	An announcement regarding resolutions passed at the second meeting of the fifth session of the board of the Registrant;

3.	An announcement regarding proposed amendments to the articles of association of the Registrant;

4.	An announcement regarding renewal of continuing connected transactions of the Registrant; and

5.	A notice of extraordinary general meeting of the Registrant;

Each made by the Registrant on August 24, 2012.

Document 1

 Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 386)

Announcement of the 2012 Interim Results

§1	Important Notice

1.1
The Board of Directors and the Supervisory Committee of China Petroleum & Chemical Corporation (“Sinopec Corp.”) and its directors, supervisors and senior management warrant that there are no material omissions, or misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the interim report. The entire report is also contained in the website of the Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkex.com.hk) and Sinopec Corp. (www.sinopec.com). The investors should read the 2012 interim report for more details.

1.2
No director, supervisors and senior management has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the interim report. Mr. Zhang Jianhua, director, could not attend the 2nd meeting of the fifth session of board for reasons of official duties. Mr. Zhang Jianhua authorised Mr. Wang Zhinggang to attend and vote on his behalf.

1.3
The financial statements for the six-month period ended 30 June 2012 of Sinopec Corp. and its subsidiaries (“the Company”) prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”), and International Financial Reporting Standards (“IFRS”) have been audited by KPMG Huazhen (Special General Partnership) and KPMG, respectively, and both firms have issued standard unqualified opinions on the financial statements.

1.4	There is no occupancy of non-operating funds by the substantial shareholders of Sinopec Corp.

1.5	There is no breach of regulations, decisions or procedures in relation to provisions of external guarantees by Sinopec Corp.

1.6
Mr. Fu Chengyu, Chairman of the Board, Mr. Wang Tianpu, President and vice-Chairman of the Board, Mr. Wang Xinhua, Chief Financial Officer and Head of the Corporate Finance Department warrant the authenticity and completeness of the financical statements contained in this announcement.

§2	Basic Information of Sinopec Corp.

2.1	Basic Information of Sinopec Corp.

Stock name	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP	中國石化
Stock code	0386	SNP	SNP	600028
Place of listing	Hong Kong Stock Exchange	New York Stock Exchange	London Stock Exchange	Shanghai Stock Exchange
	Authorized Representatives		Secretary to the Board of Directors	Representative on Securities Matters
Name	Mr. Wang Tianpu	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Sang Jinghua
Address	22 Chaoyanmen North Street, Chaoyang District, Beijing, the PRC
Tel	86-10-59960028	86-10-59960028	86-10-59960028	86-10-59960028
Fax	86-10-59960386	86-10-59960386	86-10-59960386	86-10-59960386
E-mail	ir@sinopec.com/media@sinopec.com

2.2	Principal financial data and indicators

2.2.1	Financial data and indicators prepared in accordance with China Accounting Standards for Business Enterprises (“ASBE”)

2.2.1.1	Principal Financial Data and Indicators

Item	At 30 June 2012 RMB millions	At 31 December 2011 RMB millions	Changes from the end of last year (%)
Total assets	1,168,178	1,130,053	3.4
Total equity attributable to shareholders of the Company	482,730	474,399	1.8
Net assets attributable to shareholders of the company per share (RMB)	5.560	5.472	1.6

Items	Six-month period ended 30 June 2012 RMB millions	2011 RMB millions	Changes over the same period of the preceding year (%)
Operating profit	33,508	56,237	(40.4)
Profit before taxation	34,283	56,755	(39.6)
Net profit attributable to shareholders of the Company	23,697	40,239	(41.1)
Net profit attributable to shareholders of the Company before extraordinary gain and loss	23,259	39,824	(41.6)
Weighted average return on net assets (%)	4.89	9.10	(4.21)
	percentage points
Basic earnings per share (RMB)	0.273	0.464	(41.2)
Diluted earnings per share (RMB)	0.263	0.452	(41.8)
Basic earnings per share (before extraordinary gain and loss) (RMB)	0.268	0.459	(41.6)
Net cash flow from operating activities	20,554	30,863	(33.4)
Net cash flow from operating activities per share (RMB)	0.237	0.356	(33.4)

2.2.1.2	Extraordinary items and corresponding amounts:

√ applicable	□ inapplicable

Items	Six-month period ended 30 June 2012 (income)/expense RMB millions

Gain on disposal of non-current assets	(459)
Donations	42
Gain on holding and disposal of various investments	115
Other extraordinary income and expenses, net	(348)

Subtotal	(650)
Tax effect	163

Total	(487)

Attributable to:
Equity shareholders of the Company	(438)
Minority interests	(49)

2.2.2	Financial information extracted from the financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”)

	Six-month periods ended 30 June		Change
Items	2012 RMB millions	2011 RMB millions	over the same period of the proceding year (%)

Operating profit	40,083	58,439	(31.4)
Profit attributable to equity shareholders of the Company	24,503	41,174	(40.5)
Return on capital employed (%)	3.65	6.58	(2.93)
	percentage points
Basic earnings per share (RMB)	0.282	0.475	(40.6)
Diluted earnings per share (RMB)	0.272	0.462	(41.1)
Net cash generated from operating activities	20,322	30,570	(33.5)
Net cash generated from operating activities per share (RMB)	0.234	0.353	(33.7)

Items	At 30 June 2012 RMB millions	At 31 December 2011 RMB millions	Changes from the end of last year %

Total assets	1,181,287	1,144,528	3.2
Total equity attributable to shareholders of the Company	480,398	472,328	1.7
Net assets per share (RMB)	5.533	5.448	1.6

§3	Changes in share capital and shareholdings of the principal shareholders

3.1	Statement of changes in share capital

√ applicable	□ inapplicable

As at 30 June 2012, 117,749,210 A Shares had been converted from the Sinopec Convertible Bond (code: 110015), and the outstanding bond value was RMB22,142,709,000.

3.2	(1)	Top ten shareholders and shareholders of shares without selling restrictions

As at 30 June 2012, there were a total of 779,143 shareholders of Sinopec Corp., of which 772,536 were holders of A Shares and 6,607 were holders of H Shares. The public float of Sinopec Corp. satisfied the minimum requirements under The Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

Top ten shareholders
Unit: 1,000 shares

Name of Shareholders	Nature of shareholders	As a percentage of total shares at the end of the reporting period %	Total shares held at the end of reporting period	Number of shares with selling restrictions	Number of shares pledged or lock-ups
China Petrochemical Corporation	A share	75.79	65,797,128	0	0
HKSCC (Nominees) Limited	H share	19.20	16,676,361	0	Unknown
Guotai Junan Securities Co., Ltd	A share	0.22	188,634	0	0
China Life-Dividend-Individual Dividend 005L-FH002 Shanghai	A share	0.15	133,430	0	0
PICC Life-Dividend-Individual Insurance Dividend	A share	0.11	98,428	0	0
China Southern Select Fund	A share	0.07	58,300	0	0
Taikang Life Insurance Co., Ltd, Dividend Individual Dividend-019	A share	0.06	52,683	0	0
Huaan Hongli Securities Inv. Fund	A share	0.06	50,800	0	0
Harvest Theme New Dynamic Equity Securities Investment Fund	A share	0.05	47,430	0	0
SSE 50 ETF Open Index Securities Inv. Fund	A share	0.04	37,610	0	0

Note:
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 425,500,000 H shares, which are included in the total number of shares held by HKSCC Nominees Limited.

Statement on the connected relationship or activity in concert among the aforementioned shareholders:

We are not aware of any connection or activities in concert among or between the top ten shareholders.

(2)	Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance as at 30 June 2012

Name of shareholders	Status of shareholders	Number of shares with interests held or regarded as being held (share)	As a percentage of total interests (H share) of Sinopec Corp. (%)

JPMorgan Chase & Co.	Beneficial owner	196,976,157(L) 34,598,330(S)	1.17(L) 0.21(S)
	Investment manager Custodian corporation/ Approved lending agent	420,609,627(L) 908,622,581(L)	2.51(L) 5.41(L)

Blackrock, Inc.	Interests of corporation controlled by the substantial shareholder	1,103,504,474(L) 186,800,976(S)	6.58(L) 1.11(S)

Templeton Asset Management Ltd.	Investment manager	1,006,669,203(L)	6.00(L)

Note: (L): Long position, (S): Short position.

3.3	Changes in the controlling shareholders and the effective controllers in the reporting period

□ applicable	√ inapplicable

§4.	Information about the directors, supervisors and senior management

4.1	The engagement or dismissal of Directors, Supervisors and Other Members of the Senior Management

√ applicable	□ inapplicable

Sinopec Corp. held its annual general meeting for 2011 on 11 May 2012, where Mr. Fu Chengyu, Wang Tianpu, Zhang Yaocang, Wang Zhigang, Cai Yiyou, Cao Yaofeng, Li Chunguang, Dai Houliang, Liu Yun, Chen Xiaojin, Ma Weihua, Jiang Xiaoming, Andrew Y. Yan and Bao Guoming were elected as the directors of the fifth session of the Board of Directors, Xu Bin, Geng Limin, Li Xinjian, Zou Huiping, Kang Mingde were elected as the non-employee representative supervisors, Zhou Shiliang, Chen Mingzheng, Jiang Zhenying and Yu Renming were elected as employ representative supervisors of the fifth session of the board of supervisors through democratical election. Mr. Fu Chengyu was elected as the chairman of the Board of Directors of Sinopec Corp. at the first meeting of the fifth session of the Board of Directors held on the same day. Mr. Xu Bin was elected as the chairman of the fifth session of the board of supervisors at the first meeting of the fifth session of the board of supervisors. The board of directors appointed Wang Tianpu as President; Zhang Jianhua, Wang Zhigang, Cai Xiyou and Dai Houliang as senior Vice-President; Wang Xinhua as the Chief Financial Officer; Zhang Kehua, Zhang Haichao, Jiao Fangzhang, Lei Dianwu and Ling Yiqun as Vice-President; Huang Wensheng as the secretary to the board of directors (company secretary).

4.2	Information about the changes in the shares held by the directors, supervisors and senior management

□ applicable	√ inapplicable

During the reporting period, save for Ling Yiqun (Vice President)’s holding of 10,000 A Shares of Sinopec Corp., none of Sinopec Corp.’s directors, supervisors or senior management or any of their respective associates had any interests or short positions in any shares, debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which were required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified in the Rules Governing The Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) (including those interests and short positions that are deemed to be such, or are regarded to be owned in accordance with the relative provisions under the Securities and Futures Ordinance).

§5.	Business Review and Prospects and Management’s Discussion and Analysis

5.1	Business Review

The first half of 2012 witnessed an economic slow-down in the United States, the debt crisis and consequent recession in Europe, and slower growth in China and other emerging markets. The Chinese government focused on progress in stability, and took a series of measures to maintain stable growth. China’s GDP grew by 7.8% over the same period last year, with 8.1% growth in the first quarter and 7.6% in the second quarter. Given the geo-political uncertainty and the weakening demand due to the global economic slow-down, the international price of crude oil rose and then dropped in the first half of 2012. Brent spot price soared to US$128 per barrel in the first quarter and dropped to US$100 per barrel in the second quarter, averaging at US$113.34 per barrel in the first half, a year-on-year increase of 1.96%. The domestic market for refined oil products was well supplied, and the government made four adjustments in product prices in line with international crude price development, keeping tight price regulation. The chemicals market saw intense competition, leading to a drastic drop in product prices. According to the Company’s statistics for the first half of the year, domestic apparent consumption of oil products (including gasoline, diesel and kerosene) increased by 3.0%, and consumption of ethylene equivalents increased by 4.0%.

5.1.1	Production and Operations

	(1)	Exploration and Production Segment

In oil exploration, we made discoveries in a number of territories, including the Tahe oil field in the Tarim Basin, the southern Ordos Basin, the western and northern rims of the Junngar Basin, and the Jiyang depression of the Shengli oil field. In gas exploration, we made new discoveries in the middle and shallow strata of the western Sichuan Basin, the deep strata of the Yuanba area in northeastern Sichuan, and the northern Ordos Basin. In oil field development and production, we achieved sustained oil production growth as a result of the advances in tapping mature oil fields’ potentials, ramping up in key tight oil reservoirs and improving oil recovery rate. In gas field development, our key projects were well under way. We put into operation the Dawan block of the Puguang Gas Field, achieved good progress in the Yuanba Gas Field, and progressed smoothly in middle and shallow strata of the western Sichuan Basin and the Ordos Basin, as momentum continued well on track. The Company produced 163.09 million barrels of crude oil in the first half of 2012, a year-on-year increase of 4.3%. Domestic oil production increased by 1.2% year-on-year and overseas production increased significantly compared with the same period last year due to the overhaul of offshore production facilities in 2011. Natural gas output grew to 289.78 billion cubic feet, representing an increase of 14.1%.

Exploration and Production: Summary of Operations

	Six-month periods ended 30 June		Changes
	2012	2011	%

Oil and gas production (mmboe)	211.42	198.63	6.4
Crude oil production (mmbbls) Note 1	163.09	156.32	4.3
China	151.96	150.22	1.2
Overseas	11.13	6.10	82.5
Natural gas production (bcf) Note 2	289.78	253.88	14.1

Note 1:	For domestic production of crude oil, 1 tonne = 7.1 barrels; for production of crude oil in Africa, 1 tonne = 7.27 barrels.
Note 2:	For production of natural gas, 1cubic meter=35.31 cubic feet.

(2)	Refining Segment

In spite of the tight price regulation on domestic refined oil products and the misalignment with the international crude price in the first half of 2012, we optimized the procurement, transportation and allocation of crude oil to reduce costs, and maintained steady and safe operations of refining facilities. We adjusted the refining throughput and utilization rate in accordance with market changes. We optimized product slate and increased the output of high-spec gasoline. We implemented plans to revamp and expand our refineries in an effort to upgrade the quality of oil products and supply cleaner products. Refinery throughput was 110 million tonnes in the first half of the year, representing a year-on-year increase of 1.1%. Light yield increased by 0.94 percentage point compared with the same period of 2011.

Refining: Summary of Operations

	Six-month periods ended 30 June		Changes
	2012	2011	(%)

Refinery throughput (million tonnes)	109.76	108.53	1.1
Gasoline, diesel and kerosene production (million tonnes)	65.95	63.40	4.0
Gasoline (million tonnes)	19.61	18.18	7.8
Diesel (million tonnes)	39.10	38.44	1.7
Kerosene (million tonnes)	7.25	6.77	7.1
Light chemical feedstock production (million tonnes)	18.53	18.57	(0.2)
Light yield (%)	77.20	76.26	0.94
	Percentage points
Refining yield (%)	95.41	95.30	0.11
	Percentage points

Note:	1.	Refinery throughput is converted at 1 tonne = 7.35 barrels
	2.	100% production of joint ventures was included.

(3)	Marketing and Distribution Segment

In the first half of 2012, Sinopec Corp. adjusted operation strategies to actively respond to the changes in the market demand. In the first quarter, the Company increased the proportion of retail volume to achieve higher profitability. In the second quarter, in spite of continued drop in international oil price and weakening market demand, the Company intensified marketing activities and controlled the inventory level effectively. The Company strengthened quality management for outsourced oil products. We provided value-added services including e-commerce and promoted non-fuel businesses. In the first half, the total sales volume of oil products increased to 82.67 million tonnes, up by 2.8% year-on-year.

Marketing and Distribution: Summary of Operations

	Six-month periods ended 30th June		Changes
	2012	2011	%

Total sales volume of oil products (million tonnes)	82.67	80.42	2.8
Total domestic sales volume of oil products (million tonnes)	77.03	75.10	2.6
Retail (million tonnes)	53.15	50.20	5.9
Direct sales (million tonnes)	15.68	15.89	(1.3)
Wholesales (million tonnes)	8.2	9.01	(9.0)
Annualised average throughput per station (tonne/station)	3,489	3,341	4.4

	On 30th June 2012	On 31st December 2011	Changes from the end of last year (%)

Total numbers of domestic service stations	30,484	30,121	1.2
Company-operated	30,471	30,106	1.2

(4)	Chemicals Segment

In the first half of 2012, the Company lowered the plant loads for ethylene and synthetic resin according to supply and demand. We took advantage of production synergies and optimised supply-chain management, leveraging lighter hydrocarbon feedstock and increasing resource efficiency. We produced marketable and high value-added products, accelerated research and development on new products and performance compounds for synthetic resin. As a result, synthetic resin new products and performance compounds reached 52.0%, differentiated fiber reached 67.5% of total produced. We developed a strong customer base by improving service quality. Production of ethylene was 4.81 million tonnes in the first half of 2012, down by 4.1% year on year, and the total sales of chemical products were 26.15 million tonnes, up by 4.2% year on year.

Summary of Production of Major Chemical Products

Unit: 1,000 tonnes

	Six-month periods ended 30th June		Changes
	2012	2011	(%)

Ethylene	4,810	5,015	(4.1)
Synthetic resin	6,701	6,834	(2.0)
Synthetic fibre monomer and polymer	4,580	4,744	(3.5)
Synthetic fibre	674	705	(4.4)
Synthetic rubber	475	526	(9.5)

Note:	100% production of joint ventures was included.

5.1.2	Cost Cutting

To deliver the total cost management target, the Company vigorously reduced non-productive expenditure and kept costs and expenses within our budget in the first half of 2012. The Company strengthened its process management in crude sourcing and logistics, and achieved a better control of crude cost. On finance management, the Company reduced financing cost by strengthening fund operations and broadening fund-raising channels. The Company reduced procurement cost through centralised procurement and storage management.

5.1.3	Safety, Energy Conservation and Emission Reduction

The Company implemented the accountability system and strengthened assessment and supervision on HSE management to ensure safe and stable operation of the facilities in the first half of 2012. The Company has taken green and low-carbon initiatives, advanced technology innovation and energy performance contracts, and focused on energy-saving and environmental protection in the course of energy development, processing and utilization. To well implement corporate social responsibility, the Board of Directors set up the CSR Management Committee to monitor the Company’s CSR performance in HSE, green and low-carbon development. In the first half of 2012, the Company’s energy intensity dropped by 2.0%, COD in waste water discharge shrank by 4.1% and sulfur dioxide discharge fell by 3.3%.

5.1.4	Capital Expenditures

The Company’s capital expenditures in the first half reached RMB 51.504 billion, of which RMB 21.839 billion were used in the Exploration and Production segment, mainly for the Shengli shallow water oilfield, the Tahe oil field in the northwest, the Ordos oil and gas fields, the Sichuan Basin and the Shandong LNG project. RMB 10.427 billion were used in the Refining segment, mainly for upgrading the quality of diesel products and revamping and expansion of refining projects in Shanghai Petrochemical and Jinling. RMB 6.341 billion were used in the Chemicals segment for the construction of such projects as the Wuhan 800 thousand tpa ethylene project, the Yanshan butyl rubber project and the Yizheng BDO project. RMB 12.39 billion were used in the Marketing and Distribution segment, mainly for construction and acquisition of service stations, oil depots and oil product pipelines in highways, major cities and urban development areas, and non-fuel business, IC card value-added service with 704 new service stations added. RMB 507 million were used for the Corporate and Others, mainly for R&D facilities and IT projects construction.

5.2	Principal Operations categorised by business segments

The following table sets out the principal operations categorised by business segments and the details of the connected transactions, including income from principal operations and cost of sales for each business segment, extracted from the Company’s financial statements prepared under ASBE:

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Operating income
Exploration and Production Segment	126,117	112,633
Refining Segment	638,573	595,676
Marketing and Distribution Segment	709,953	655,002
Chemicals Segment	200,769	209,438
Others	654,279	572,997
Elimination of inter-segment sales	(981,619)	(912,474)
Consolidated operating income	1,348,072	1,233,272

5.3	Principal operations in different regions

□ applicable	√ inapplicable

5.4	Reasons of material changes in the principal operations and their structure

	□ applicable	√ inapplicable

5.5	Reasons of changes in the profitability (gross profit) in the principal operations as compared to that in the preceding year

	□ applicable	√ inapplicable

5.6	Reasons of changes in profit composition as compared to that in the preceding year

	√ applicable	□ inapplicable

In the first half of 2012, the Company’s turnover and other operating revenues were RMB 1,348.1 billion, representing a year-on-year increase of 9.3%, and the operating profit was RMB 40.1 billion, representing a year-on-year decrease of 31.4%.

5.6.1	Turnover, other operating revenues and other income

In the first half of 2012, the Company’s turnover and other operating revenues were RMB 1,348.1 billion, representing an increase of 9.3% over the first half of 2011. This was mainly because the Company expanded the sales volume amid higher prices of crude oil and refined oil products and the increase in the revenue from the Company's trading business.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products over the first half of 2012 compared with the first half of 2011

	Sales Volume (1,000 tonnes) Six-month periods ended 30th June		Change	Average realised price* (RMB/tonne, RMB/thousand cubic meters) Six-month periods ended 30th June		Change
	2012	2011	(%)	2012	2011	(%)

Crude oil	2,873	2,386	20.4	4,867	4,600	5.8
Natural gas (million cubic meters)	6,881	5,936	15.9	1,282	1,268	1.1
Gasoline	25,540	23,705	7.7	8,740	8,236	6.1
Diesel	47,689	48,612	(1.9)	7,334	6,994	4.9
Kerosene	8,914	8,053	10.7	6,550	5,928	10.5
Basic chemical feedstock	11,134	9,937	12.1	6,792	6,959	(2.4)
Monomer and polymer for synthetic fibre	3,298	3,141	5.0	8,377	10,370	(19.2)
Synthetic resin	5,237	5,176	1.2	9,058	10,134	(10.6)
Synthetic fibre	710	764	(7.1)	11,102	13,995	(20.7)
Synthetic rubber	631	631	—	19,034	22,028	(13.6)
Chemical fertilizer	506	468	8.1	2,204	2,049	7.6
Trading	62,948	51,098	23.2	5,248	5,205	0.8
Of which: Crude oil	53,415	43,196	23.7	5,227	5,109	2.3
Refined oil products	3,902	5,033	(22.5)	6,272	6,150	2.0

*	Excluding value added tax.

Most of the crude oil and a small portion of natural gas produced by the Company were used internally for refining and chemical production with the remainder sold to external customers. In the first half of 2012, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 26.0 billion, increased by 19.8% year on year, accounting for 1.9% of the Company’s turnover and other operating revenues. The change was mainly due to the increase in both the sales volume and the prices of crude oil and natural gas over the same period in 2011.

Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by the refining segment and the marketing and distribution segment achieved an external sales revenue of RMB 797.6 billion, representing an increase of 6.9% over the same period of 2011 and accounting for 59.2% of the Company’s turnover and other operating revenues. The increase was mainly due to higher prices and sales volume of refined oil products. The sales revenue of gasoline, diesel and kerosene was RMB 631.4 billion, representing an increase of 8.3% over the same period in 2011, accounting for 79.2% of the sales revenue of petroleum products. Sales revenue of other petroleum products was RMB 166.2 billion, representing an increase of 1.7% compared with the first half of 2011, accounting for 20.8% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 173.6 billion, representing a decrease of 5.1% over the same period of 2011, accounting for 12.9% of its turnover and other operating revenues. The decrease was mainly due to the price plunge of chemical products with the average prices of the six major categories of chemical products dropping by RMB 772 per tonne or 9.0% year on year.

Sales revenue of Corporate and Others reached RMB330.9 billion, representing 24.5% of the Company’s total turnover and other operating income, up by 24.2% year on year. This was mainly due to the expanded crude and refined of export and import businesses.

5.6.2	Operating expenses

In the first half of 2012, the Company’s operating expenses were RMB 1,308.0 billion, representing an increase of 11.3% over the first half of 2011. The operating expenses mainly consisted of the following:

Crude oil procurement, products and operating supplies and expenses were RMB 1,119.3 billion in the first half of 2012, representing an increase of 12.1% over the same period of 2011, accounting for 85.6% of the total operating expenses, of which:

•
Procurement cost of crude oil was RMB 458.8 billion, representing an increase of 13.0% over the same period of 2011. Total processed volume of crude oil purchased externally in the first half of 2012 was 84.78 million tonnes (excluding the volume processed for third parties), increased by 2.8% over the first half of 2011. The average unit processing cost of crude oil purchased externally was RMB 5,412 per tonne, increased by 9.9% over the first half of 2011.

•
Export and import expenses of crude oil, refined products and other products totaled RMB 328.5 billion, 24.1% more than that of the same period last year. In the first half of 2012, the Company's crude trade volume rose by 23.7% year on year to reach 53.42 million tons while refined products trade volume was down by 22.5% year on year to stand at 3.9 million tons.

	•	Other procurement cost was RMB332 billion, up by 1.1% year on year, mainly due to the price and volume surge of other raw materials.

Selling, general and administrative expenses of the Company totaled RMB 28.6 billion, representing an increase of 9.0% over the first half of 2011. This was mainly due to the increase in the sales expenses such as freight and miscellaneous costs which was related to the expanded sales volume as well as an increase in the expenses for labor and safety input.

Depreciation, depletion and amortization expenses of the Company were RMB 34.5 billion, representing an increase of 13.2% compared with the first half of 2011. This was mainly due to newly accrued depreciation as a result of continuous investment in fixed assets in recent years.

Exploration expenses in the first half of 2012 were RMB 6.9 billion, representing an increase of 21.8% compared with the same period in 2011. This was mainly because the Company made intensified efforts in the exploration in areas including the Ordos Basin, the Sichuan Basin and the Junggar Basin, etc. as well as in the exploration for unconventional oil and gas.

Personnel expenses were RMB 24.0 billion, accounting for 1.8% of the total operating expenses and representing an increase of RMB 3.4 billion. Excluding the effect of adjusting salary-based insurance and payment, and more employment caused by business growth, the personnel expenses increased by 5.86% year on year. This was mainly an outcome of the pay raise for the front-line employees in the second half of 2011.

Taxes other than income tax totaled RMB 95.3 billion, representing an increase of 2.1% compared with the first half of 2011. It was mainly due to an increase in the consumption tax as a result of expanded product sales volume and the price-based resource tax which increased compared with the same period in 2011.

5.6.3	Operating profit

In the first half of 2012, the Company’s operating profit was RMB 40.1 billion, representing a decrease of 31.4% over the same period in 2011. This was mainly due to the aggravated refining loss amid the substantial growth of crude oil cost compared with the regulated prices of gasoline and diesel. In addition, the Company's chemical segment swung to a half-year loss amid the slumping prices of chemical products.

5.6.4	Net finance costs

In the first half of 2012, the Company's net finance costs were RMB 5.0 billion, representing a year-on-year increase of 52.5%, mainly attributed to the increased net interest expenses as a result of less profit, higher debt and bigger amount of capital employed. In addition, the exchange rate changes in the first half of 2012 reduced the net exchange gains in the Company's US dollar denominated debts.

5.6.5	Profit before tax

In the first half of 2012, the Company’s profit before taxation amounted to RMB 35.4 billion, representing a decrease of 38.9% compared with the same period of 2011.

5.6.6	Income tax expense

In the first half of 2012, the income tax expense of the Company totaled RMB 9.6 billion, decreasing by 30.4% over the same period of 2011, mainly due to the Company's lower profit for the period.

5.6.7	Profit attributable to non-controlling interests

In the first half of 2012, profit attributable to non-controlling shareholders was RMB 1.3 billion, representing a decrease of 57.1% over the same period of 2011.

5.6.8	Profit attributable to equity shareholders of the Company

In the first half of 2012, profit attributable to equity shareholders of the Company was RMB 24.5 billion, representing a decrease of 40.5% over the same period of 2011.

5.7	Use of the proceeds

5.7.1	Use of the proceeds

√ applicable	□ inapplicable

Units: RMB millions

Total proceeds	22,889.38Note1	Total proceed used in this reporting period Total cumulative use of proceed				4,988 22,159
Projects promised	Investment amount planned	Any change in projects	Actual proceed used	Returns accrued	Whether on schedule	Compliance with expected return

Wuhan 800,000 tpa ethylene project	11,289.38	No	11,400Note2	No	Yes	—
Anqing refinery revamping project	3,000	No	2,945	No	Yes	—
Shijiazhuang refinery revamping project	3,200	No	2,414	No	Yes	—
Yulin-Jinan gas pipeline project	3,300	No	3,300	Note3	Yes	Note3
Rizhao-Yizheng crude oil pipeline and supporting projects	2,100	No	2,100	Note4	Yes	Note4
Total	22,889.38	—	22,159	—	—	—
Statements on the failure to realize planned schedule and expected return		No
Statements on the reasons and procedures of changes		No

Note 1:	After deducting the issuance cost of RMB 110.62 million (including the commissions for bookrunners and other costs for the intermediary agencies).

Note 2:
The total promised proceeds allocated to Wuhan 800,000 tpa ethylene project were RMB 11,400 million, and in consideration of the issuance cost, the total promised proceeds allocated to this project were adjusted as RMB 11,289.38 million. As at 30 June 2012, the total cumulative use of proceeds in this project were RMB 11,400 million, which were consistent with the original total promised proceeds. The company has withdrawn RMB 110.62 million from this project and deposited into fundraising special account on 7 August 2012, consequently the actual total cumulative use of proceeds in this project were RMB 11,289.38 million, which were consistent with the adjusted total promised proceeds.

Note 3:
The Company’s committed financial benefits are expected after-tax financial internal rate of return. The useful life of Yulin-Jinan gas pipeline project is 20 years. This committed project has been put into operation since the first half of 2012, and the operating period is too short to determine whether this committed project achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project. The net cash flow realised during current period satisfied the estimated net cash flow in the project budget.

Note 4:
The Company’s committed financial benefits are expected after-tax internal rate of return. The useful life of Rizhao-Yizheng crude oil pipeline and supporting project is 20 years. This committed project has been put into operation at the end of 2011, and the operating period is too short to determine whether this committed project achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project. The net cash flow realised during current period did not satisfy the estimated net cash flow in the project budget.

5.7.2	Change of projects

□ applicable	√ inapplicable

5.8	Amendments to the operation plans of the second half year by the Board

□ applicable	√ inapplicable

5.9	Business prospects and operating plan for the second half year

Looking into the second half of the year, the Chinese government is expected to implement a number of fiscal and monetary policies in pursuit of steady economic growth, driving infrastructure investment and domestic consumer spending. Given these macro-control policies to be in place in the second half of 2012, we expect the domestic demand for refined oil products and chemicals will steadily increase, which provides favorable conditions for the Company to scale up business operations.

In line with the macro economic forecast in the second half of 2012, we will step up market development effort, vigorously optimise operations, and strengthen HSE, so as to deliver sustained growth.

In exploration, the Company will focus on reserve and volume growth, advancing exploration in key areas, tracking the evaluation on risk well drilling, ramping up production in key areas and significant natural gas projects, strengthening the development, management and enhanced oil recovery in mature oil fields. The Company will step up efforts in exploration and development of unconventional resources, building production capacity in Fuling continental shale gas project, preparing for the coal-bed-methane production in the southern part of Yanchuan through various pilot well development programs. In the second half of 2012, the Company plans to produce 163.75 million barrels of crude oil (including 154.61 million barrels of domestic production and 9.14 million barrels of overseas production), and 293.07 billion cubic feet of natural gas.

In refining, we will optimise crude sourcing and allocation, increase resource efficiency, and rationalise refinery utilisation. The Company will take into consideration a balanced production and sales of light chemical feedstock, the regional oil products consumption and profitability, and optimise product slate to produce high-spec gasoline. The oil products inventory will be controlled at a rational level to reduce operating cost. The Company will leverage the synergy of centralised sales of lubricant, asphalt and petroleum coke to maximise profitability. For the second half of 2012, the Company plans to process 112 million tonnes of crude oil.

In marketing and distribution, we will leverage the advantage of the distribution network and the value of our brand awareness, making appropriate adjustments to the marketing strategies, expanding marketing activities, extending the sales network, and sharpening competitiveness. In the meantime, the Company will continuously develop non-fuel business, expanding a CNG market and developing e-commerce business to tap new sources of growth. In the second half 2012, the Company plans to sell 80 million tonnes of oil products.

In chemicals, we will respond rapidly to home and overseas market dynamics and adjust the utilisation rate of chemical facilities. The Company will strengthen plant-site management to continuously increase its techno-economic index, optimising feedstock and product mix, maximising the output of marketable and high value-added products. Sinopec will balance marketing with production in line with the market volatility, taking product inventory under control to sell all that is produced. The Company will improve service mechanism for better customer satisfaction. In the second half 2012, the Company expects to produce 4.63 million tonnes of ethylene.

The Company will stick to the objective of building a world-class energy and chemical company and continue to implement the resource strategy, market strategy, integration strategy, international strategy, differentiation strategy and green and low-carbon growth strategy, optimising marketing strategies according to the economic situation at home and abroad, focusing on work safety and cost efficiency to meet all of its targets.

5.10
Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

□ applicable	√ inapplicable

5.11	Explanation of the management about the auditors’ “non-standard opinion” for the reporting period

□ applicable	√ inapplicable

5.12	Explanation of the management about the subsequent changes and the follow up actions of the matters in connection with the auditors’ “non-standard opinion” in the last financial year

□ applicable	√ inapplicable

§6	Significant events

6.1	Acquisition, sale of assets and assets reorganisation

6.1.1	Acquisition and purchase of assets

□ applicable	√ inapplicable

6.1.2	Disposition and sale of assets

□ applicable	√ inapplicable

6.1.3	Progress and impact on financial positon and operating results of the relevant event after the issue of asset reorgansation report or announcement of acquition and sale of assets

□ applicable	√ inapplicable

6.2	Material guarantee contracts and status of implementation

√ applicable	□ inapplicable

Units: RMB millions

	External guarantees provided by the Company (not including guarantees provided for its controlled subsidiaries)
Name of Guarantor	Relationship with the listed company	Name of the Guarantee	Amount of Guarantee	Date of Guarantee (Date of execution of agreement)	Term	Type of Guarantee	Whether Completed or Not	Whether overdue or not	Guarantee for Overdue Amount	Counter- Guaranteed	Whether for a connected party (Yes or no) note1

Sinopec Corp.	The listed company itself.	Yueyang SINOPEC Shell Coal Gasification Corporation Ltd.	264	10 December 2003	10 December 2003 – 10 December 2017	Joint liability guarantee	No	No	No	No	No
Sinopec Yangzi Petrochemical	Wholly-owned subsidiary	BP YPC Acetyls Company (Nanjing) Ltd	376			Joint liability guarantee	No	No	No	No	No
Company Limited Sinopec Sales Co., Ltd.	Wholly-owned subsidiary	Xiamen Botan Storage Company Limited	75			Joint liability guarantee	No	No	No	No	No
SSI	Controlled subsidiaries	New Bright International Development Limited/ Sonangol E.P	6,186			Joint liability guarantee	No	No	Yes	No	No

Total amount of guarantee provided during the reporting periodNote2	79
Total amount of guarantee outstanding at the end of the reporting periodNote2	4,117
Guarantees provided by Sinopec Corp. for its controlled subsidiaries
Total amount of guarantee for the controlled subsidiaries during the reporting period	N/A
Total amount of guarantee for the controlled subsidiaries outstanding at the end of the reporting period	N/A
Total amount of guarantee by the Company (including those provided for the controlling subsidiaries)
Total amount of guarantee (A+B)	4,117
Total amount of guarantee as a percentage of the Company’s net asset%	0.85
Amount of guarantee provided for shareholders, actual controllers and connected parties (C)	N/A
Amount of debt guarantee provided directly or indirectly for the companies with liabilities to asset ratio of over 70% (D)	2,382
Amount of guarantee in excess of 50% of the total net assets (E)	N/A
Total amount of guarantee of the above three items (C+D+E)	2,382
Explanations of joint liability incurred from undue guarantees	N/A
Remarks on guarantee	N/A

Note 1:	As defined in Article 10.1.3 of the Share Listing Rules of Shanghai Stock Exchange.

Note 2:
Total amount of guarantee provided during the reporting period and total amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of guarantees assumed by Sinopec Corp. is the amount of the external guarantees provided by each controlling subsidiary multiplied by Sinopec Corp.’s respective shareholding in the controlled subsidiary.

6.3	Credit and delet between connected parties

√ applicable	□ inapplicable

Units: RMB millions

	Fund to Connected Parties		Fund from Connected Parties
Connected Parties	Amount incurred	Balance	Amount incurred	Balance

China Petrochemical Corporation	868	3,007	(2,411)	7,975
Other connected parties	806	1,769	—	—

Total	1,674	4,776	(2,411)	7,975

6.4	Material litigation and arbitration

□ applicable	√ inapplicable

6.5	Explanations of other significant events, their impact and proposed solutions

6.5.1	The shares of other listed companies held by the Company and status of investments in shares and securities

Stock Code	Abbreviation	Number of shares held at the end of period	Amount of initial investment	Book value at the end of period	Book value at the beginning of period	Accounting items

384 (Hong Kong)	China Gas Holding	210 million shares	RMB 136,426,500.00	RMB 136,426,500.00	RMB 136,426,500.00	Long-term equity investment

6.5.2	Status of shares holding of institutions such as commercial banks, securities companies, insurance companies, trust companies or future companies etc.

√ applicable	□ inapplicable

	Financial institutions	Initial investment (RMB 10,000)	Number of shares holding (RMB 10,000)	Proportion in total shares	Book value at the end of the period (RMB 10,000)	Profit/loss in the period (RMB 10,000)	Change of shareholders’ funds in the period	Accounting items	Shares origin

1	Beijing International Trust Co., Ltd	20,000	20,000	14.29%	20,000	3,000	0	Long-term equity investment	investment
2	Zhengzhou Commercial Bank Co., Ltd.	1,000	1,000	0.5%	1,000	0	0	Long-term equity investment	Debt to shares

Total		21,000	—	—	21,000	0	3,000	—

6.5.3	Entrusted loans

To optimise the internal utilisation of available funds and lower the overall cost of capital, the 12th meeting of the fourth session of the boardapproved Sinopec Corp. of providing entrusted loan to Zhangjiang Dongxing and Hainan Refineries with no more than RMB 10 billion and loan rate no less than same-period commercial bank deposit rate. The entrusted loan is a connected transaction under chapter 14A of the Hong Kong Listing Rules.

	Amount	Term		Interest rate
Loan to	(RMB billion)	from	to

Zhanjiang Dongxing Petrochemical Co.	2	28 March 2011	28 March 2012	4.20%

The above-mentioned entrusted loan was repaid by Zhanjiang Dong Xing during the reporting period.

6.5.4	Wuhan ethylene project

Wuhan ethylene project mainly consists of 800,000 tpa ethylene and downstream auxiliary facilities. Construction commenced in December 2007. It’s expected to be completed in 2013.

6.5.5	Shandong LNG project

Shandong LNG project mainly consists of one wharf and one terminal with 3 million tpa capacity and auxiliary transportation pipelines. Construction commenced in September 2010. It’s expected to be completed in 2014.

6.5.6	Yuanba Gas Field 1.7billion m3 Test Production Project

The project mainly includes construction of one purification plant and auxiliary facilities. The production capacity of newly-built plant in terms of the gas purification of natural gas is 1.7 billion m3 per annum. Construction commenced in September 2011. It’s expected to be completed in 2013.

6.5.7	Issuance of RMB 20 billion corporate bond

On June 1, 2012, Sinopec Corp. successfully issued a 5-year term and a 10-year term domestic corporate bond which amounted to RMB 13 billion and RMB 7 billion with a fixed annual coupon rate of 4.26% and 4.90%, respectively. On 13 June 2012, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times on 30 May 2012.

6.5.8	Proposed issuance of RMB 30 billion A shares convertible bonds

On 12 October 2011, Sinopec Corp. held the first extraordinary general meeting of Sinopec Corp. for the year 2011. During the meeting, the “Proposals Regarding Issuance of A Share Convertible Bonds and Other Related Matters” were considered and approved. The total value of A share convertible bonds will not exceed RMB 30 billion and the proceeds will be used in the Shandong LNG project, Jinling oil products quality upgrading project, Maoming oil products quality upgrading, revamping and expansion project, Yangzi oil products quality upgrading and revamping project, Changling oil products quality upgrading and revamping project, Jiujiang oil products quality upgrading and revamping project, Anqing Branch crude oil with sulfur refinery revamping and oil products quality upgrading project and Shijiazhuang Refinery Branch oil products quality upgrading and crude oil revamping project. The issuance of A share convertible bond obtained conditional approval at the offering examination meetings from China Securities Regulatory Commission on 23 March 2012.

6.5.9	Dividend distribution for the year ended 31 December 2011

As approved at the 2011 Annual General Meeting of Sinopec Corp., a final cash dividend of RMB 0.20 (inclusive of tax) per share for 2011 was distributed. On 7 June 2012, Sinopec Corp. distributed the final dividend for 2011 to the shareholders whose names appeared on the shareholder register of Sinopec Corp. on 25 May 2012.

For the year of 2011, total cash dividend of RMB 0.30 (inclusive of tax) per share was distributed and the total cash dividend amounted to RMB 26.034 billion.

6.5.10	Interim dividend distribution plan for the six-month period ended 30 June 2012

According to the Articles of Association, the interim dividend distribution plan for the six-month period ended 30 June 2012 was approved at the 2nd meeting of the Fifth Session of the Board of Directors. An interim cash dividend of RMB 0.10 (inclusive of tax) per share would be distributed based on the total number of shares as of 14 September 2012 (record date).

The interim dividend will be distributed on or before Wednesday, 26 September 2012 to the shareholders whose names appear on the shareholder register of Sinopec Corp. on Friday, 14 September 2012. To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, by no later than 4:30pm on Friday, 7 September 2012. The register of members of the H shares of Sinopec Corp. will be closed from Monday, 10 September 2012, to Friday, 14 September 2012 (both dates inclusive).

6.5.11	Other post-balance sheet date events

□ applicable	√ inapplicable

7	Financial statements

7.1.1	Auditors’ opinion

	Financial statements	□ Unaudited	√ Audited
	Auditor’s opinion	√ Standard unqualified opinon	□ Not standard opinion

7.2	Financial statements

7.2.1	Financial statements prepared under ASBE

The Group and the Company’s balance sheets

Units: RMB millions

Items	At 30 June 2012		At 31 December 2011
	The Group	The Company	The Group	The Company

Currents assets:
Cash at bank and on hand	13,960	5,792	25,197	20,953
Bills receivable	15,658	2,378	27,961	17,802
Accounts receivable	84,047	16,456	58,721	16,829
Other receivables	15,126	29,814	7,360	28,127
Prepayments	6,754	7,319	4,096	5,410
Inventories	207,230	135,811	203,417	144,148
Other current assets	1,134	704	836	502

Total current assets	343,909	198,274	327,588	233,771

Non-current assets:
Long-term equity investments	47,498	106,396	47,458	102,101
Fixed assets	547,671	454,976	565,936	470,825
Construction in progress	139,955	123,124	111,311	101,641
Intangible assets	44,459	37,858	34,842	28,458
Goodwill	6,536	—	8,212	—
Long-term deferred expenses	9,305	8,175	9,076	8,018
Deferred tax assets	15,167	11,157	13,398	10,249
Other non-current assets	13,678	7,588	12,232	7,479

Total non-current assets	824,269	749,274	802,465	728,771

Total assets	1,168,178	947,548	1,130,053	962,542

Items	At 30 June 2012		At 31 December 2011
	The Group	The Company	The Group	The Company
Current liabilities:
Short-term loans	86,720	3,649	36,985	3,842
Bills payable	4,276	3,022	5,933	3,052
Accounts payable	172,949	102,722	177,002	128,138
Advances from customers	53,494	46,162	66,686	63,561
Employee benefits payable	5,985	5,158	1,795	1,341
Taxes payable	16,722	13,646	39,622	32,053
Other payables	53,119	87,985	57,662	74,525
Short-term debentures payable	30,000	30,000	—	—
Non-current liabilities due within one year	14,955	14,844	43,388	43,281

Total current liabilities	438,220	307,188	429,073	349,793

Non-current liabilities:
Long-term loans	51,997	51,036	54,320	53,783
Debentures payable	120,074	120,074	100,137	100,137
Provisions	19,304	17,982	18,381	17,114
Deferred tax liabilities	15,423	7,972	15,181	7,350
Other non-current liabilities	3,939	2,033	3,436	1,759

Total non-current liabilities	210,737	199,097	191,455	180,143

Total liabilities	648,957	506,285	620,528	529,936

Shareholders’ equity:
Share capital	86,820	86,820	86,702	86,702
Capital reserve	30,337	38,808	29,583	37,983
Specific reserve	4,182	3,452	3,115	2,571
Surplus reserves	180,683	180,683	178,263	178,263
Retained earnings	182,249	131,500	178,336	127,087
Foreign currency translation differences	(1,541)	—	(1,600)	—

Total equity attributable to shareholders of the Company	482,730	—	474,399	—
Minority interests	36,491	—	35,126	—

Total shareholders’ equity	519,221	441,263	509,525	432,606

Total liabilities and shareholders’ equity	1,168,178	947,548	1,130,053	962,542

The Group and the Company’s income statements

Units: RMB millions

	Items	Six-month periods ended 30 June
		2012		2011
		The Group	The Company	The Group	The Company

	Operating income	1,348,072	778,788	1,233,272	757,588
Less:	Operating costs	1,152,431	620,503	1,029,875	601,876
	Sales taxes and surcharges	95,267	76,954	93,285	74,333
	Selling and distribution expenses	18,922	16,061	16,650	14,311
	General and administrative expenses	29,223	24,652	28,502	23,943
	Financial expenses	5,533	4,898	3,486	3,481
	Exploration expenses,
	including dry holes	6,882	6,882	5,652	5,652
	Impairment losses	7,048	5,967	2,712	2,197
Add:	Gain from changes in fair value	510	568	305	245
	Investment income	232	6,058	2,822	9,124

	Operating profit	33,508	29,497	56,237	41,164
	Add: Non-operating income	1,362	1,148	1,108	1,007
	Less: Non-operating expenses	587	536	590	560

	Profit before taxation	34,283	30,109	56,755	41,611
	Less: Income tax expense	9,337	5,912	13,543	7,479

	Net profit	24,946	24,197	43,212	34,132

	Attributable to:
	Equity shareholders of the Company	23,697	24,197	40,239	34,132
	Minority interests	1,249	—	2,973	—

	Basic earnings per share	0.273	NA	0.464	NA

	Diluted earnings per share	0.263	NA	0.452	NA

	Net profit	24,946	24,197	43,212	34,132

	Other comprehensive income:
	Cash flow hedges	1	—	139	—
	Available-for-sale financial assets	1	—	1	—
	Share of other comprehensive income of associates	26	26	(63)	(63)
	Foreign currency translation differences	89	—	(234)	—

	Total other comprehensive income	117	26	(157)	(63)

	Total comprehensive income	25,063	24,223	43,055	34,069

	Attributable to:
	Equity shareholders of the Company	23,784	24,223	40,100	34,069
	Minority interests	1,279	—	2,955	—

The Group and the Company’s cash flow statements

Units: RMB millions

Items	Six-month periods ended 30 June
	2012		2011
	The Group	The Company	The Group	The Company
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	1,543,118	902,674	1,393,347	863,953
Rentals received	246	166	202	202
Other cash received relating to operating activities	6,662	27,443	4,206	5,127

Sub-total of cash inflows	1,550,026	930,283	1,397,755	869,282

Cash paid for goods and services	(1,335,797)	(723,765)	(1,183,778)	(699,362)
Cash paid for operating leases	(5,989)	(4,506)	(6,341)	(5,339)
Cash paid to and for employees	(19,830)	(16,295)	(16,789)	(13,842)
Value added tax paid	(30,243)	(24,706)	(36,810)	(30,117)
Income tax paid	(12,130)	(6,701)	(20,000)	(12,680)
Taxes paid other than value added tax and income tax	(116,749)	(96,517)	(94,874)	(73,800)
Other cash paid relating to operating activities	(8,734)	(8,242)	(8,300)	(7,947)

Sub-total of cash outflows	(1,529,472)	(880,732)	(1,366,892)	(843,087)

Net cash flow from operating activities	20,554	49,551	30,863	26,195

Cash flows from investing activities:
Cash received from disposal of investments	1,315	307	2,482	1,754
Dividends received	1,250	5,324	1,997	1,285
Net cash received from disposal of fixed assets and intangible assets	166	152	168	130
Cash received on maturity of time deposits with financial institutions	1,177	1,090	707	—
Cash received from derivative financial instruments	738	—	3,329	—
Other cash received relating to investing activities	563	394	541	195

Sub-total of cash inflows	5,209	7,267	9,224	3,364

Units: RMB millions

	Six-month periods ended 30 June
	2012		2011
	The Group	The Company	The Group	The Company

Cash paid for acquisition of fixed assets and intangible assets	(77,126)	(63,165)	(53,782)	(37,846)
Cash paid for acquisition of investments	(4,825)	(5,170)	(2,692)	(1,813)
Cash paid for acquisition of time deposits with financial institutions	(2,028)	(1,785)	(5,045)	(3,830)
Cash paid for derivative financial instruments	(1,121)	—	(3,028)	—

Sub-total of cash outflows	(85,100)	(70,120)	(64,547)	(43,489)

Net cash flow from investing activities	(79,891)	(62,853)	(55,323)	(40,125)

Cash flows from financing activities:
Cash received from borrowings	388,230	78,151	277,196	38,904
Cash received from issuance of 2011 Convertible Bonds, net of issuing expenses	—	—	22,889	22,889
Cash received from issuance of corporate bonds	50,000	50,000	5,000	5,000
Cash received from contribution from minority shareholders of subsidiaries	936	—	22	—

Sub-total of cash inflows	439,166	128,151	305,107	66,793

Cash repayments of borrowings	(339,421)	(79,528)	(272,658)	(46,659)
Cash repayments of corporate bonds and redemption of 2007 Convertible Bonds	(30,000)	(30,000)	(1,036)	(36)
Cash paid for dividends, profits distribution or interest	(21,925)	(21,177)	(14,848)	(14,093)
Dividends paid to minority shareholders of subsidiaries	(507)	—	(420)	—
Cash paid for acquisition of minority interests from subsidiaries, net	(71)	—	(15)	—

Sub-total of cash outflows	(391,924)	(130,705)	(288,977)	(60,788)

Net cash flow from financing activities	47,242	(2,554)	16,130	6,005

Effects of changes in foreign exchange rate	7	—	38	—

Net derease in cash and cash equivalents	(12,088)	(15,856)	(8,292)	(7,925)

The Group and the Company’s statements of changes in equity

		Share capital RMB millions	Capital reserve RMB millions	Specific reserve RMB millions	Surplus reserves RMB millions	Retained earnings RMB millions	Translation difference in foreign currency statements RMB millions	Total shareholders’ equity attributable to equity shareholders of the Company RMB millions	Minority interests RMB millions	Total share- holders’ equity RMB millions

Balance at 1 January 2011		86,702	29,414	1,325	141,711	163,132	(1,157)	421,127	31,555	452,682
Change for the period
1.	Net profit	—	—	—	—	40,239	—	40,239	2,973	43,212
2.	Other comprehensive income	—	77	—	—	—	(216)	(139)	(18)	(157)

Total comprehensive income		—	77	—	—	40,239	(216)	40,100	2,955	43,055

Transactions with owners, recorded directly in shareholders’ equity:

3.	Appropriations of profits:
	– Appropriation for surplus reserves	—	—	—	3,413	(3,413)	—	—	—	—
	– Distributions to shareholders	—	—	—	—	(11,271)	—	(11,271)	—	(11,271)
4.	Acquisition of minority interests	—	(16)	—	—	—	—	(16)	(4)	(20)
5.	Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(814)	(814)
6.	Net increase in specific reserve or the period	—	—	1,215	—	—	—	1,215	40	1,255
7.	Government grants	—	118	—	—	—	—	118	—	118
		—	102	1,215	3,413	(14,684)	—	(9,954)	(778)	(10,732)
Balance at 30 June 2011		86,702	29,593	2,540	145,124	188,687	(1,373)	451,273	33,732	485,005

The Group and the Company’s statements of changes in equity

		Share capital RMB millions	Capital reserve RMB millions	Specific reserve RMB millions	Surplus reserves RMB millions	Retained earnings RMB millions	Translation difference in foreign currency statements RMB millions	Total shareholders’ equity attributable to equity shareholders of the Company RMB millions	Minority interests RMB millions	Total share- holders’ equity RMB millions

Balance at 1 January 2012		86,702	29,583	3,115	178,263	178,336	(1,600)	474,399	35,126	509,525

Change for the period
1.	Net profit	—	—	—	—	23,697	—	23,697	1,249	24,946
2.	Other comprehensive income	—	28	—	—	—	59	87	30	117

Total comprehensive income		—	28	—	—	23,697	59	23,784	1,279	25,063

Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Appropriation for surplus reserves	—	—	—	2,420	(2,420)	—	—	—	—
	– Distributions to shareholders	—	—	—	—	(17,364)	—	(17,364)	—	(17,364)
4.	Exercise of conversion of the 2011 Convertible Bonds	118	799	—	—	—	—	917	—	917
5.	Rights issue of shares by a subsidiary	—	(18)	—	—	—	—	(18)	781	763
6.	Acquisition of minority interests	—	(55)	—	—	—	—	(55)	(16)	(71)
7.	Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(720)	(720)
8.	Net increase in specific reserve for the period	—	—	1,067	—	—	—	1,067	41	1,108

		118	726	1,067	2,420	(19,784)	—	(15,453)	86	(15,367)

Balance at 30 June 2012		86,820	30,337	4,182	180,683	182,249	(1,541)	482,730	36,491	519,221

The Group and the Company’s statements of changes in equity

		Share capital RMB millions	Capital reserve RMB millions	Specific reserve RMB millions	Surplus reserves RMB millions	Retained earnings RMB millions	Total share- holders’ equity RMB millions

Balance at 1 January 2011		86,702	37,922	1,025	141,711	118,059	385,419

Change for the period
1.	Net profit	—	—	—	—	34,132	34,132
2.	Other comprehensive income	—	(63)	—	—	—	(63)

Total comprehensive income		—	(63)	—	—	34,132	34,069

Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Appropriation for surplus reserves	—	—	—	3,413	(3,413)	—
	– Distributions to shareholders	—	—	—	—	(11,271)	(11,271)
4.	Net increase in specific reserve for the period	—	—	1,016	—	—	1,016
5.	Government grants	—	108	—	—	—	108

		—	108	1,016	3,413	(14,684)	(10,147)

Balance at 30 June 2011		86,702	37,967	2,041	145,124	137,507	409,341

The Group and the Company’s statements of changes in equity

		Share capital RMB millions	Capital reserve RMB millions	Specific reserve RMB millions	Surplus reserves RMB millions	Retained earnings RMB millions	Total share- holders’ equity RMB millions

Balance at 1 January 2012		86,702	37,983	2,571	178,263	127,087	432,606

Change for the period
1.	Net profit	—	—	—	—	24,197	24,197
2.	Other comprehensive income	—	26	—	—	—	26

Total comprehensive income		—	26	—	—	24,197	24,223

Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Appropriation for surplus reserves	—	—	—	2,420	(2,420)	—
	– Distributions to shareholders	—	—	—	—	(17,364)	(17,364)
4.	Exercise of conversion of the 2011 Convertible Bonds	118	799	—	—	—	917
5.	Net increase in specific reserve for the period	—	—	881	—	—	881
		118	799	881	2,420	(19,784)	(15,566)
Balance at 30 June 2012		86,820	38,808	3,452	180,683	131,500	441,263

7.2.2	Financial statements prepared under IFRS

CONSOLIDATED INCOME STATEMENT

Amounts in RMB millions, except for per share data

	Six-month periods ended 30 June
	2012	2011

Turnover and other operating revenues
Turnover	1,327,466	1,216,941
Other operating revenues	20,606	16,331

	1,348,072	1,233,272
Operating expenses
Purchase crude oil, products and operating
supplies and expenses	(1,119,324)	(998,942)
Selling, general and administrative expenses	(28,641)	(26,281)
Depreciation, depletion and amortisation	(34,534)	(30,510)
Exploration expenses, including dry holes	(6,882)	(5,652)
Personnel expenses	(24,020)	(20,583)
Taxes other than income tax	(95,267)	(93,285)
Other operating income, net	679	420

Total operating expenses	(1,307,989)	(1,174,833)

Operating profit	40,083	58,439

Finance costs
Interest expense	(5,946)	(4,587)
Interest income	563	541
Unrealised gain on embedded derivative component of the convertible bonds, net	506	190
Foreign currency exchange (losses)/gains, net	(150)	560

Net finance costs	(5,027)	(3,296)

Investment income	63	102

Share of profits less losses from associates and jointly controlled entities	323	2,804

	Six-month periods ended 30 June
	2012	2011

Profit before taxation	35,442	58,049
Tax expense	(9,643)	(13,857)

Profit for the period	25,799	44,192

Attributable to:
Equity shareholders of the Company	24,503	41,174
Non-controlling interests	1,296	3,018

Profit for the period	25,799	44,192

Earnings per share
Basic	0.282	0.475

Diluted	0.272	0.462

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Units: RMB millions

	Six-month periods ended 30 June
	2012	2011

Profit for the period	25,799	44,192

Other comprehensive income for the period (after tax and reclassification adjustments)
Cash flow hedges	1	139
Available-for-sale securities	1	1
Share of other comprehensive income of associates	26	(63)
Foreign currency translation differences	89	(234)

Total other comprehensive income	117	(157)

Total comprehensive income for the period	25,916	44,035

Attributable to:
Equity shareholders of the Company	24,590	41,035
Non-controlling interests	1,326	3,000

Total comprehensive income for the period	25,916	44,035

CONSOLIDATED BALANCE SHEET

Units: RMB millions

	At	At
	30 June	31 December
	2012	2011

Non-current assets
Property, plant and equipment, net	547,671	565,936
Construction in progress	139,955	111,311
Goodwill	6,536	8,212
Interest in associates	27,154	25,692
Interest in jointly controlled entities	18,086	19,992
Investments	2,362	1,829
Deferred tax assets	14,169	12,706
Lease prepayments	33,102	26,101
Long-term prepayments and other assets	34,236	29,994

Total non-current assets	823,271	801,773

Current assets
Cash and cash equivalents	12,559	24,647
Time deposits with financial institutions	1,401	550
Trade accounts receivable, net	84,047	58,721
Bills receivable	15,658	27,961
Inventories	207,230	203,417
Prepaid expenses and other current assets	37,121	27,459

Total current assets	358,016	342,755

	At 30 June 2012	At 31 December 2011

Current liabilities
Short-term debts	81,017	68,224
Loans from Sinopec Group Company and fellow subsidiaries	50,658	12,149
Trade accounts payable	172,949	177,002
Bills payable	4,276	5,933
Accrued expenses and other payables	140,612	176,878
Income tax payable	2,815	4,054

Total current liabilities	452,327	444,240

Net current liabilities	(94,311)	(101,485)

Total assets less current liabilities	728,960	700,288

Non-current liabilities
Long-term debts	134,815	116,894
Loans from Sinopec Group Company and fellow subsidiaries	37,256	37,563
Deferred tax liabilities	15,423	15,181
Provisions	19,304	18,381
Other liabilities	5,377	4,925

Total non-current liabilities	212,175	192,944

	516,785	507,344

Equity
Share capital	86,820	86,702
Reserves	393,578	385,626

Total equity attributable to equity shareholders of the Company	480,398	472,328

Non-controlling interests	36,387	35,016

Total equity	516,785	507,344

7.2.3	Differences between financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS (Unaudited)

	(1)	Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

	Six-month periods ended 30 June
	2012 RMB millions	2011 RMB millions

Net profit under ASBE	24,946	43,212

Adjustments:
Government grants	51	39
Safety production fund	802	941

Profit for the period under IFRS	25,799	44,192

(2)	Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	At 30 June 2012 RMB millions	At 31 December 2011 RMB millions

Shareholders’ equity under ASBE	519,221	509,525

Adjustments:
Government grants	(1,438)	(1,489)
Safety production fund	(998)	(692)

Total equity under IFRS	516,785	507,344

7.3	Changes in accounting policies

□ applicable	√ inapplicable

7.4	The Group has no material accounting errors during the reporting period.

7.5	Notes on the financial statements prepared under IFRS

7.5.1	Turnover

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

7.5.2	Tax expense

Tax expense in the consolidated income statement represents:

	Six-month periods ended 30 June
	2012	2011
	RMB	RMB
	millions	millions

Current tax
- Provision for the period	10,418	11,922
- Under-provision in prior years	473	405
Deferred taxation	(1,248)	1,530

	9,643	13,857

Reconciliation between actual tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Six-month periods ended 30 June
	2012 RMB millions	2011 RMB millions

Profit before taxation	35,442	58,049
Expected PRC income tax expense at a statutory tax rate of 25%	8,861	14,512
Tax effect of preferential tax rate (Note)	(916)	(791)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	101	796
Tax effect of non-deductible expenses	220	105
Tax effect of non-taxable income	(137)	(937)
Tax effect of utililisation of previously unrecognised tax losses and temporary differences	(109)	(327)
Tax effect of tax losses not recognised	538	94
Write-down of deferred tax assets	612	—
Under-provision in prior years	473	405

Actual income tax expense	9,643	13,857

Note:

The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

7.5.3	Basic and diluted earnings per share

The calculation of basic earnings per share for the six-month period ended 30 June 2012 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 24,503 million (2011: RMB 41,174 million) and the weighted average number of shares of 86,800,670,395 (2011: 86,702,527,774) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2012 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 24,731 million (2011: RMB 41,315 million) and the weighted average number of shares of 90,963,241,870 (2011: 89,377,634,787) calculated as follows:

(i) Profit attributable to ordinary equity shareholders of the Company (diluted)

	Six-month periods ended 30 June
	2012 RMB millions	2011 RMB millions

Profit attributable to ordinary equity shareholders of the Company	24,503	41,174
After tax effect of interest expense (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	608	283
After tax effect of unrealised gain (net of unrealised loss) on embedded derivative components of the 2007 Convertible Bonds and 2011 Convertible Bonds	(380)	(142)

Profit attributable to ordinary equity shareholders of the Company (diluted)	24,731	41,315

(ii) Weighted average number of shares (diluted)

	Six-month periods ended 30 June
	2012 Number of shares	2011 Number of shares

Weighted average number of shares at 30 June	86,800,670,395	86,702,527,774
Effect of conversion of the 2007 Convertible Bonds	1,087,034,384	1,083,780,669
Effect of conversion of the 2011 Convertible Bonds	3,075,537,091	1,591,326,344

Weighted average number of shares (diluted) at 30 June	90,963,241,870	89,377,634,787

7.5.4	Dividends

Dividends payable to equity shareholders of the Company attributable to the period represent:

	Six-month periods ended 30 June
	2012	2011
	RMB	RMB
	millions	millions

Interim dividends declared after the balance sheet date of RMB 0.10 per share (2011: RMB 0.10 per share)	8,682	8,670

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2012, the directors authorised to declare the interim dividends for the year ending 31 December 2012 of RMB 0.10 (2011: RMB 0.10) per share totalling RMB 8,682 million (2011: RMB 8,670 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the period represent:

	Six-month periods ended 30 June
	2012 RMB millions	2011 RMB millions

Final dividends in respect of the previous financial year, approved and paid during the period of RMB 0.20 per share (2011: RMB 0.13 per share)	17,364	11,271

Pursuant to the shareholders’ approval at the Annual General Meeting on 11 May 2012, a final dividend of RMB 0.20 per share totalling RMB 17,364 million in respect of the year ended 31 December 2011 was declared.

Pursuant to the shareholders’ approval at the Annual General Meeting on 13 May 2011, a final dividend of RMB 0.13 per share totalling RMB 11,271 million in respect of the year ended 31 December 2010 was declared.

7.5.5	Trade accounts receivable, net and bills receivable

	At 30 June 2012 RMB millions	At 31 December 2011 RMB millions

Amounts due from third parties	66,255	44,344
Amounts due from Sinopec Group Company and fellow subsidiaries	10,270	6,185
Amounts due from associates and jointly controlled entities	8,407	9,204

	84,932	59,733
Less: Impairment losses for bad and doubtful debts	(885)	(1,012)

Trade accounts receivable, net	84,047	58,721
Bills receivable	15,658	27,961

	99,705	86,682

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	At 30 June 2012 RMB millions	At 31 December 2011 RMB millions

Within one year	99,524	86,580
Between one and two years	154	66
Between two and three years	13	16
Over three years	14	20

	99,705	86,682

Impairment losses for bad and doubtful debts are analysed as follows:

	2012 RMB millions	2011 RMB millions

Balance at 1 January	1,012	1,322
Impairment losses recognised for the period	2	3
Reversal of impairment losses	(119)	(25)
Written off	(10)	(23)

Balance at 30 June	885	1,277

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

7.5.6	Trade accounts and bills payables

	At 30 June 2012 RMB millions	At 31 December 2011 RMB millions

Amounts due to third parties	164,122	167,207
Amounts due to Sinopec Group Company and fellow subsidiaries	5,892	6,429
Amounts due to associates and jointly controlled entities	2,935	3,366

	172,949	177,002
Bills payable	4,276	5,933

Trade account and bills payables measured at amortised cost	177,225	182,935

The maturities of trade accounts and bills payables are as follows:

	At 30 June 2012 RMB millions	At 31 December 2011 RMB millions

Due within 1 month or on demand	151,584	150,949
Due after 1 month but within 6 months	25,489	31,820
Due after 6 months	152	166

	177,225	182,935

7.5.7	Segment reporting

Information of the Group’s reportable segments is as follows:

	Six-month periods ended 30 June
	2012 RMB millions	2011 RMB millions

Turnover
Exploration and production
External sales	25,956	21,667
Inter-segment sales	90,728	84,281

	116,684	105,948

Refining
External sales	95,805	96,314
Inter-segment sales	540,088	496,319

	635,893	592,633

Marketing and distribution
External sales	701,769	649,997
Inter-segment sales	4,003	2,058

	705,772	652,055

	Six-month periods ended 30 June
	2012 RMB millions	2011 RMB millions

Chemicals
External sales	173,576	182,994
Inter-segment sales	23,457	23,315

	197,033	206,309

Corporate and others
External sales	330,360	265,969
Inter-segment sales	323,343	306,501

	653,703	572,470

Elimination of inter-segment sales	(981,619)	(912,474)

Turnover	1,327,466	1,216,941

Other operating revenues
Exploration and production	9,433	6,685
Refining	2,680	3,043
Marketing and distribution	4,181	2,947
Chemicals	3,736	3,129
Corporate and others	576	527

Other operating revenues	20,606	16,331

Turnover and other operating revenues	1,348,072	1,233,272

	Six-month periods ended 30 June
	2012 RMB millions	2011 RMB millions

Result
Operating profit/(loss)
By segment
– Exploration and production	40,463	34,651
– Refining	(18,501)	(12,169)
– Marketing and distribution	20,252	19,598
– Chemicals	(1,251)	16,344
– Corporate and others	(356)	(642)
– Elimination	(524)	657

Total segment operating profit	40,083	58,439

Share of profits less losses from associates and jointly controlled entities
– Exploration and production	123	128
– Refining	(741)	(194)
– Marketing and distribution	553	640
– Chemicals	(86)	1,869
– Corporate and others	474	361

Aggregate share of profits less losses from associates and jointly controlled entities	323	2,804

Investment income/(loss)
– Refining	8	3
– Marketing and distribution	40	90
– Chemicals	15	10
– Corporate and others	—	(1)

Aggregate investment income	63	102

Net finance costs	(5,027)	(3,296)

Profit before taxation	35,442	58,049

	Six-month periods ended 30 June
	2012 RMB millions	2011 RMB millions

Assets
Segment assets
- Exploration and production	334,744	329,968
- Refining	288,811	274,507
- Marketing and distribution	240,465	231,664
- Chemicals	136,249	143,215
- Corporate and others	101,748	77,489

Total segment assets	1,102,017	1,056,843

Interest in associates and jointly controlled entities	45,240	45,684
Investments	2,362	1,829
Deferred tax assets	14,169	12,706
Cash and cash equivalents and time deposits with financial institutions	13,960	25,197
Other unallocated assets	3,539	2,269

Total assets	1,181,287	1,144,528

Liabilities
Segment liabilities
- Exploration and production	70,471	86,538
- Refining	46,566	63,753
- Marketing and distribution	72,301	83,625
- Chemicals	24,031	30,459
- Corporate and others	121,462	111,680

Total segment liabilities	334,831	376,055

Short-term debts	81,017	68,224
Income tax payable	2,815	4,054
Long-term debts	134,815	116,894
Loans from Sinopec Group Company and fellow subsidiaries	87,914	49,712
Deferred tax liabilities	15,423	15,181
Other unallocated liabilities	7,687	7,064

Total liabilities	664,502	637,184

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2012 RMB millions	2011 RMB millions

Capital expenditure
Exploration and production	21,839	17,406
Refining	10,427	3,656
Marketing and distribution	12,390	9,523
Chemicals	6,341	2,120
Corporate and others	507	862

	51,504	33,567

Depreciation, depletion and amortisation
Exploration and production	19,328	16,399
Refining	6,062	5,733
Marketing and distribution	4,091	3,498
Chemicals	4,450	4,286
Corporate and others	603	594

	34,534	30,510

Impairment losses on long-lived assets
Refining	—	43
Marketing and distribution	—	32
Chemicals	—	89

	—	164

The following tables set out information about the geographical information of (i) the Group’s external sales and (ii) the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on geographical location of the assets.

	Six-month periods ended 30 June
	2012 RMB millions	2011 RMB millions

External sales
Mainland China	1,016,324	933,935
Others	331,748	299,337

	1,348,072	1,233,272

	At 30 June 2012 RMB millions	At 31 December 2011 RMB millions

Non-current assets
Mainland China	782,997	762,805
Others	23,334	24,375

	806,331	787,180

7.6	In the reporting period, there was no significant change to the scope of consolidation of the financial statements.

§8	Repurchase, Sales and Redemption of Shares

Save as the disclosures above, Sinopec Corp. or any of its subsidiaries had not repurchased, sold or redeemed any listed securities of Sinopec Corp. or its subsidiaries during the reporting period.

§9	Application of the Model Code

In this reporting period, no director has infringed the requirements set out under the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Hong Kong Listing Rules.

§10	Corporate Governance

Based on its actual situations, Sinopec Corp. did not establish a nomination committee under the Board of Directors in accordance with the code provisions in paragraph A.5 set out in the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) contained in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. is of the view that the nomination of the candidates for directorship by all the members of the Board may better serve the operation need of Sinopec Corp., as such, the duties of the nomination committee set out in the Corporate Governance Code will be performed by the Board of Directors of Sinopec Corp.

In addition, due to other work-related duties, each of chairman and the members of the Audit Committee and the Remuneration and Appraisal Committee of Sinopec Corp. were absent from the annual general meeting of Sinopec Corp. for the year 2011 which caused non-compliance with code provision E1.2 of the Corporate Governance Code. None of the shareholders at the meeting raised enquiries to the Audit Committee or the Remuneration and Appraisal Committee.

Save as disclosed above, during the reporting period, Sinopec Corp. had fulfilled the code provisions set out in the Corporate Governance Code.

§11	Review of Financial Results

The financial results for the six months ended 30 June 2012 have been reviewed with no disagreement by the Audit Committee of Sinopec Corp.

§12
The interim report containing all the information required by paragraphs 46(1) to (9) of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange in due course.

This announcement is published in both English and Chinese languages. The Chinese version shall prevail.

By Order of the Board
Fu Chengyu
Chairman

Beijing, the PRC, 24 August 2012

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 0386)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE SECOND
MEETING OF THE FIFTH SESSION OF THE BOARD OF SINOEPC CORP.

The Company and its board of directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

The notice of the second meeting (hereinafter referred to as the “Meeting”) of the fifth session of the board of directors (hereinafter referred to as the “Board”) of China Petroleum & Chemical Corporation (hereinafter referred to as “Sinopec Corp.” or the “Company”) and the relevant meeting materials were circulated in writing on 14 August 2012. The Meeting was held on 24 August 2012 by way of video conference.

Fifteen directors shall attend the Meeting, of whom 14 directors attended the Meeting. Mr. Zhang Jianhua, director, was absent from the Meeting due to other work-related duties and he authorised Mr. Wang Zhigang, director, to attend the Meeting and vote on his behalf. Some members of the board of supervisors and some senior management of Sinopec Corp. were present at the Meeting. Mr. Fu Chengyu, Chairman of the Board, convened and chaired the Meeting. The Meeting was convened and held in compliance with relevant laws and Sinopec Corp.’s articles of association.

The attending directors considered and approved the following matters and resolutions:

1.	Report on completion of the main goals and tasks for the first half of 2012 and the work arrangement for the second half of 2012.

2.	Interim dividend distribution plan of 2012.

It was approved that an interim cash dividend of RMB 0.10 (inclusive of tax) per share for the first half of 2012 shall be distributed on the basis of the total number of shares as of 14 September 2012.

3.
Interim financial statements of the Company of 2012 prepared under the PRC Accounting Standards for Business Enterprises and International Financial Reporting Standards and audited by KPMG Huazhen Certified Public Accountants (Special General Partnership) and KPMG Certified Public Accountants.

4.	The 2012 interim report of Sinopec Corp.

5.	Special report on deposit and use of proceeds by the Company (which is disclosed at the website of the Shanghai Stock Exchange http://www.sse.com.cn at the same day).

6.	The risk assessment report on the funds deposited with Sinopec Finance Co., Ltd.

Please refer to the interim report of Sinopec Corp. for the year 2012 for further details.

7.
The resolution in relation to renewal of continuing connected transactions and the relevant proposed caps for the years 2013 to 2015; to authorise Mr. Wang Xinhua, the Chief Financial Officer of Sinopec Corp., to sign or execute the relevant documents or supplemental agreements on behalf of Sinopec Corp. and to take all such actions pursuant to the relevant board resolutions as necessary or desirable.

8.
The resolution in relation to the proposed amendments to the articles of association of Sinopec Corp.; to authorise the secretary to the Board to, on behalf of Sinopec Corp., deal with all procedural requirements such as applications, approvals, disclosures, registrations and filings in relation to such proposed amendments to the articles of association (including cosmetic amendments as requested by the regulatory authorities). The details of the amendments are as follows:

(1)	Article 175 of the Articles of Association

The current Article 175:

When allocating the after-tax profits of the current year, the Company shall allocate (10) ten percent of its profit to the statutory common reserve fund. In the event that the accumulated statutory common reserve fund of the Company has reached more than (50) fifty percent of the registered capital of the Company, no allocation is needed.

In the event that the statutory common reserve fund of the Company is insufficient to make up the losses of the Company on the previous year, before allocating the statutory common reserve fund in accordance with the stipulations of the previous paragraph, the Company shall first make up the losses by using the profits of the current year.

After allocating the statutory common reserve fund from the after-tax profits of the Company, the Company can allocate the arbitrary common reserve fund according to the resolution of shareholders’ general meeting.

The profits distributable to the shareholders, upon the approval in the shareholders’ general meeting, shall be distributed in accordance with the proportion of shares held by the shareholders.

The profits distribution policy of the Company shall be durative and stable.

is hereby proposed to be amended as follows:

When allocating the after-tax profit of the current year, the Company shall allocate ten (10) percent of its profit to the statutory surplus reserve. In the event that the statutory surplus reserve balance reaches fifty (50) percent of the registered capital of the Company, no allocation is needed.

In the event that the statutory surplus reserve of the Company is insufficient to make up the losses of the Company occurred in the previous year, before allocating the statutory surplus reserve aforementioned, the Company shall firstly make up the losses by using the profits of the current year.

After allocating the statutory surplus reserve from the after-tax profits of the Company, the Company can allocate the discretionary surplus reserve according to the resolution at the shareholders’ meeting.

The profits distributable to the shareholders of the Company, upon the approval in the shareholders’ meeting, shall be distributed in accordance with the proportion of shares held by the shareholders.

(2)	Article 179 of the Articles of Association

The current Article 179:

The Company may distribute dividends in the form of:

(1)	cash;
(2)	shares.
(3)	other means provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares is listed.

is hereby proposed to be amended as follows:

(1)
The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be durative and stable, taking into account of the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

(2)
The Company may distribute dividends in the following forms: cash, shares or other forms provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

(3)
The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

(4)
The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters and other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of profits distribution policy whilst the board of directors shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by special resolution. The convening of shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

(5)
The management of the Company shall formulate the annual profits distribution plan and submit such plan to the board of directors for consideration. Independent directors shall issue independent opinions on such plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 182 of the Articles of Association.

9.
The resolution in relation to the Zhong Ke Guangdong Refinery Integration Project; to authorise Mr. Wang Tianpu, Vice Chairman of the Board and President of Sinopec Corp. to take all necessary actions in relation to such project, including but not limited to the formulation and execution of all the necessary legal documents.

The Company plans to construct the Guangdong Refinery Integration Project either through self-development or through co-funding development with other parties, with an investment of approximately RMB 59.003 billion. The scale of such project will be determined on the basis of producing 15 million tons per annum refined oil and 1 million tons per annum ethylene. Should Sinopec Corp. finally decide to develop such project in a way of cooperation with other parties, Sinopec Corp. shall fulfill the regulatory requirements of the places where the shares of Sinopec Corp. are listed.

10.	The convening of the first extraordinary general meeting of 2012 and the notice of such extraordinary general meeting was approved.

The above-mentioned 7th, 8th and 9th resolutions will be submitted to the first extraordinary general meeting of 2012 for consideration.

The above-mentioned 7th resolution was first approved by all the independent directors. The directors (including independent directors) are all of the view that the connected transactions referred to in the above-mentioned 7th resolution are conducted in the ordinary course of business of the Company and based on normal commercial terms; the terms of the related agreements are fair and reasonable to the Company and all the shareholders and in the interests of Sinopec Corp. and the shareholders as a whole, without any detriment to the interests of the Company and independent shareholders.

As the above-mentioned 7th resolution involves connected transactions, connected directors abstained from voting on this resolution, whilst non-connected directors all voted in favor of this resolution. In terms of the above-mentioned 9th resolution, Andrew Y. Yan, director, abstained from voting on this resolution, based on the reason that he suggested the Company further carry out in-depth discussion about this matter such as the implication of the fluctuation in the price of crude oil in the future on the Zhong Ke Project; all the other directors voted in favor of this resolution. Fifteen (15) voted in favor of all the other eight resolutions. No directors voted against any of the above-mentioned resolutions.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

Beijing, the PRC,

24 August 2012

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director

* Non-executive Director
+ Independent Non-executive Director

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(Stock Code: 0386)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Sinopec Corp. proposes to amend its Articles of Association in accordance with the requirements contained in the Notice issued by CSRC. The amendments are based on the framework of its existing Articles of Association and take into account of the actual situation of Sinopec Corp.

The proposed amendments to the Articles of Association are subject to the approval of the shareholders of Sinopec Corp. by way of special resolution at the EGM.

A circular containing, among other things, details of the proposed amendments to the Articles of Association, notice of the EGM, the reply slip and proxy form will be despatched to the holders of H shares shortly.

Sinopec Corp. and its board of directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

1.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF SINOPEC CORP. (THE “AMENDMENTS”)

China Petroleum & Chemical Corporation (“Sinopec Corp.”) proposes to amend the articles of association of Sinopec Corp. (the “Articles of Association”) in accordance with the requirements contained in the “Notice on Further Settling the Issues Concerning the Payment of Cash Dividends by Listed Companies” (Zheng Jian Fa [2012] No. 37) (the “Notice”) issued by China Securities Regulatory Commission (“CSRC”). The amendments are based on the framework of its existing Articles of Association and take into account of the actual situation of Sinopec Corp.

2.	DETAILS OF THE AMENDMENTS

(1)	Sinopec Corp. proposes to amend Article 175 of the Articles of Association.

The current Article 175:

When allocating the after-tax profits of the current year, the Company shall allocate (10) ten percent of its profit to the statutory common reserve fund. In the event that the accumulated statutory common reserve fund of the Company has reached more than (50) fifty percent of the registered capital of the Company, no allocation is needed.

In the event that the statutory common reserve fund of the Company is insufficient to make up the losses of the Company on the previous year, before allocating the statutory common reserve fund in accordance with the stipulations of the previous paragraph, the Company shall first make up the losses by using the profits of the current year.

After allocating the statutory common reserve fund from the after-tax profits of the Company, the Company can allocate the arbitrary common reserve fund according to the resolution of shareholders’ general meeting.

The profits distributable to the shareholders, upon the approval in the shareholders general meeting, shall be distributed in accordance with the proportion of shares held by the shareholders.

The profits distribution policy of the Company shall be durative and stable.

is hereby proposed to be amended as follows:

When allocating the after-tax profit of the current year, the Company shall allocate ten (10) percent of its profit to the statutory surplus reserve. In the event that the statutory surplus reserve balance reaches fifty (50) percent of the registered capital of the Company, no allocation is needed.

In the event that the statutory surplus reserve of the Company is insufficient to make up the losses of the Company occurred in the previous year, before allocating the statutory surplus reserve aforementioned, the Company shall firstly make up the losses by using the profits of the current year.

After allocating the statutory surplus reserve from the after-tax profits of the Company, the Company can allocate the discretionary surplus reserve according to the resolution at the shareholders’ meeting.

The profits distributable to the shareholders of the Company, upon the approval in the shareholders´ meeting, shall be distributed in accordance with the proportion of shares held by the shareholders.

(2)	Sinopec Corp. proposes to amend Article 179 of the Articles of Association.

The current Article 179:

The Company may distribute dividends in the form of:

(1)	cash;

(2)	shares.

(3)	other means provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company´s shares is listed.

is hereby proposed to be amended as follows:

(1)
The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be durative and stable, taking into account of the long-term interests of the Company, the overall interests of all shareholders and the Company´s sustainable development.

(2)
The Company may distribute dividends in the following forms: cash, shares or other forms provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company´s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

(3)
The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

(4)
The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters and other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company´s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of profits distribution policy whilst the board of directors shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by special resolution. The convening of shareholders’ meeting shall comply with regulatory provisions in the place where the Company´s shares are listed.

(5)
The management of the Company shall formulate the annual profits distribution plan and submit such plan to the board of directors for consideration. Independent directors shall issue independent opinions on such plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 182 of the Articles of Association.

3.	EFFECT OF THE AMENDMENTS

The amendments to the current Article 175 and Article 179 reflect the requirements regarding the articles of association of the domestically listed companies contained in the Notice issued by CSRC. As the shares of Sinopec Corp. are also listed on the Shanghai Stock Exchange and regulated by CSRC, Sinopec Corp. should also fulfill the requirements contained in the Notice.

Specifically, the Notice requires the listed companies to amend their articles of association, specifying dividends distribution policy and procedures, especially the distribution of dividends in cash. The Amendments are based on the regulatory requirements with reference to the amendment recommendations contained in the “Notice Regarding Further Improvement of Cash Dividends Distribution of Listed Companies” (Jing Zheng Gong Si Fa [2012] No.101) issued by CSRC Beijing Bureau and the practices of both domestically and overseas listed companies, and Sinopec Corp. also pays due consideration to the investor returns in combination with the actual situation of Sinopec Corp. As such, Sinopec Corp. proposes to add terms in respect of the principle of dividends distribution by Sinopec Corp. (sub-paragraph (1) and (2) of the amended Article 179), a term in respect of the conditions and percentage requirements for the distribution of dividends in cash (sub-paragraph (3) of the amended Article 179), a term in respect of the adjustment of profits distribution policy (sub-paragraph (4) of the amended Article 179), a term in respect of the procedures to approve the profits distribution plan (sub-paragraph (5) of the amended Article 179).

To avoid duplication, it is proposed to delete sub-paragraph (5) of the current Article 175, which will be contained in sub-paragraph (1) of the amended Article 179.

The Amendments will be beneficial in terms of enhancing the transparency of dividends distribution in cash by Sinopec Corp. and offering a steady expectation of return to the investors.

4.	GENERAL

The proposed amendments to the Articles of Association are subject to the approval of the shareholders of Sinopec Corp. by way of special resolution at the first extraordinary general meeting for the year 2012 (the “EGM”).

A circular containing details of, among other things, the proposed amendments to the Articles of Association, notice of the EGM, the reply slip and proxy form will be despatched to the holders of H shares shortly.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC,
24 August 2012

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 0386)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to Sinopec Corp.’s circular dated 31 August 2009 in relation to the Continuing Connected Transactions between the Company and the Sinopec Group. At the first extraordinary general meeting of 2009, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, the caps for the three years ended 31 December 2012 for the Major Continuing Connected Transactions and the Non-major Continuing Connected Transactions.

Sinopec Corp. anticipates that the Continuing Connected Transactions will continue after 31 December 2012. On 24 August 2012, Sinopec Corp. entered into the Continuing Connected Transactions Third Supplemental Agreement with China Petrochemical Corporation in relation to the Continuing Connected Transactions. Continuing Connected Transactions Third Supplemental Agreement made adjustments to the terms of certain Continuing Connected Transactions Agreements and will be applicable to the Continuing Connected Transactions commencing from 1 January 2013.

China Petrochemical Corporation, holding approximately 75.79% of the total issued share capital of Sinopec Corp., and its associates are connected persons of Sinopec Corp. under the HK Listing Rules and SH Listing Rules. As such, the continuing transactions between the Company and the Sinopec Group constitute continuing connected transactions of Sinopec Corp. under Chapter 14A of the HK Listing Rules. Sinopec Corp. shall comply with the reporting, announcement and Independent Shareholders’ approval requirements (if necessary) in respect of such continuing connected transactions.

Sinopec Corp. will seek the approval of Independent Shareholders in respect of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and, in accordance with the Shanghai Stock Exchange, the Non-Major Continuing Connected Transactions (including the relevant proposed caps). A circular containing, among other things, (i) details of the Continuing Connected Transactions, (ii) a letter from the Independent Board Committee, (iii) a letter from the Independent Financial Adviser, CMB International, together with (iv) a notice to convene the EGM, will be dispatched and/or notified to the Shareholders in due course, in any event, no later than 14 September 2012.

1.	BACKGROUND

Reference is made to Sinopec Corp.’s circular dated 31 August 2009 in relation to the Continuing Connected Transactions between the Company and the Sinopec Group. At the first extraordinary general meeting of 2009, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, the caps for the three years ended 31 December 2012 for the Major Continuing Connected Transactions and the Non-major Continuing Connected Transactions.

Sinopec Corp. anticipates that the Continuing Connected Transactions with the Sinopec Group will continue after 31 December 2012.

In respect of the Continuing Connected Transactions commencing from 1 January 2013, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Third Supplemental Agreement on 24 August 2012, pursuant to which adjustments were made to the terms of certain Continuing Connected Transactions. Set out below are the summaries of the amended Continuing Connected Transactions Agreements and the transactions contemplated thereunder:

The Continuing Connected Transactions are summarised below:

(1)           Mutual Supply Agreement

China Petrochemical Corporation and Sinopec Corp. entered into a mutual supply agreement on 3 June 2000 and the Continuing Connected Transactions Second Supplemental Agreement on 21 August 2009, term of which will expire on 31 December 2012. Pursuant to the Continuing Connected Transactions Third Supplemental Agreement dated 24 August 2012, the term of the amended Mutual Supply Agreement is extended to 31 December 2015.

The following transactions are contemplated under the Mutual Supply Agreement:

(a)
The products and services which are contemplated to be supplied by the Company, including: crude oil, natural gas, refined and petrochemical products and by-products, semi-finished products, coal and steel; water, electricity, gas, heat, measurements, quality inspection, provision of other related or similar products and services and guarantee.

(b)	The products and services which are contemplated to be acquired by the Company, including:

(i)
Supply: fresh water, chemical water, recycled water, wind, hydrogen, nitrogen, electricity, steam, heat supply, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas, including crude oil and natural gas from overseas and other related or similar products and services.

(ii)	Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services.

(iii)
Ancillary production: well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards, public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, works supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services.

(iv)
Others: deposits in and loans from finance institutions, loan guarantees, acting as agent in the collection and payment of administrative services fees, labour services, asset leasing and other related or similar services.

According to the amended Mutual Supply Agreement, the transactions conducted thereunder shall be priced in accordance with the following terms:

(a)	government-prescribed price;

(b)	where there is no government-prescribed price but where there is government-guidance price, the government-guidance price will apply;

(c)	where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

The pricing mechanisms set out in (a) to (c) above are based on governmental or market pricing levels. As to the pricing mechanism set out in (d) above, the Directors believe that the 6% margin set out therein is in line with the respective business practices in the PRC market, accordingly, they are of the view that the pricing mechanisms are fair and reasonable and on normal commercial terms.

(2)           Land Use Rights Leasing Agreement

China Petrochemical Corporation and Sinopec Corp. entered into a land use rights leasing agreement on 3 June 2000, the Land Use Rights Leasing Agreement Second Amendment Memo on 21 August 2009 and the Land Use Rights Leasing Agreement Third Amendment Memo on 24 August 2012, pursuant to which, members of the Sinopec Group agreed to lease to the Company certain parcels of land with an area of approximately 417,800,000 square metres. The parcels of land leased will mainly be used for main production facilities, ancillary production facilities of the Company and certain petrol stations operated by Sinopec Corp.

The parcels of land leased can be divided into the following two types

(i) Authorised land for operation; and

(ii) Assigned land.

The rent payable under the Land Use Rights Leasing Agreement is based on factors including the area of the land involved, their locations and the remaining terms of the use. According to the Land Use Rights Leasing Agreement, the rent may be reviewed every three years commencing from 2000 and any such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

Regarding authorised land for operation owned by members of the Sinopec Group, land for industrial use are leased to the Company for a term of 50 years and land for commercial use for a term of 40 years. Regarding land over which members of the Sinopec Group have been granted land use rights with consideration, they are leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each case commenced from 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving them notice twelve months before the expiry of the lease. Members of the Sinopec Group shall, upon receipt of the said notice and before the expiration of the term of the lease, make best efforts to procure all the government approvals and complete all the procedures with relevant governmental authorities required for the renewal of the lease.

(3)           Cultural, Educational, Hygiene and Community Services Agreement

China Petrochemical Corporation and Sinopec Corp. entered into a cultural, educational, hygiene and community services agreement on 3 June 2000 and further entered the Continuing Connected Transactions Second Supplemental Agreement on 21 August 2009, the term of which will expire on 31 December 2012. Pursuant to the Continuing Connected Transactions Third Supplemental Agreement dated 24 August 2012, the term of the Cultural, Educational, Hygiene and Community Services Agreement was extended to 31 December 2015. The following services are contemplated to be acquired by the Company under the Cultural, Educational, Hygiene and Community Services Agreement:

(a)
Culture, educational and hygiene services: education and training centres, cadre schools, technical universities, technical schools, staff polytechnic schools, medical care and sanitation, culture and physical education, newspapers and magazines, broadcasting and television, printing and other related or similar services.

(b)
Community services: living services (including management centres), property management, environmental sanitation, greening, nurseries, kindergartens, sanatoriums, canteens, collective quarters, public transport, resignation and retirement management, settlement of land occupiers, re-employment service centres and other related or similar services.

The Cultural, Educational, Hygiene and Community Services Agreement has identical pricing mechanism contemplated under the amended Mutual Supply Agreement which is set out in section 1(1) above.

(4)           Safety Production Insurance Fund (the “SPI Fund”)

With the approval of the Ministry of Finance of the PRC, China Petrochemical Corporation has established the SPI Fund. The SPI Fund currently provides insurance cover on a consolidated basis on certain assets used in the operations of the Company.

Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium amounting to 0.2% of the historical value of the fixed assets and the average month-end inventory value of the previous six months of the Company.

After the receipt by China Petrochemical Corporation of the premium from Sinopec Corp., China Petrochemical Corporation will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document (the “Refund”). The Refund would equal to 17% of the paid premium if Sinopec Corp. fails to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and as rewards to units and individuals who have made a special contribution to safety production.

(5)           Properties Leasing Agreement

On 3 June 2000, China Petrochemical Corporation and Sinopec Corp. entered into a properties leasing agreement which term commenced on 1 January 2000. Properties leased shall mainly be used for ancillary production facilities, offices premises and petrol stations operated by the Company. Under the Properties Leasing Agreement, members of the Sinopec Group have agreed to lease to the Company certain properties with a gross floor area of approximately 2,608,000 square metres. The rent payable under the Properties Leasing Agreement is based on factors including the area of the properties involved, their locations and the nature and purpose of use of the properties. The rent may be reviewed once a year and any revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer. Property taxes, land use fees and other statutory taxes or fees in relation to the properties shall be borne by the Sinopec Group.

The properties have been leased by the Sinopec Group to the Company for a term of 20 years since 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving them written notice six months before the expiry of the lease.

If China Petrochemical Corporation proposes to sell to a third party a property which has been leased to the Company, Sinopec Corp. shall have a pre-emptive right to purchase such property under the same terms.

(6)           Intellectual Property Licence Agreements

Sinopec Corp. and China Petrochemical Corporation entered into the Intellectual Property Licence Agreements on 3 June 2000. Each of the Intellectual Property Licence Agreements is for a term of 10 years commencing from 1 January 2000. On 21 August 2009, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Second Supplemental Agreement, pursuant to which the term of each of the Intellectual Property License Agreements is extended to 31 December 2019.

While the intellectual property rights under the Intellectual Property License Agreements are granted to the Company at no cost, Sinopec Corp. shall, before 31 December of each year, pay to China Petrochemical Corporation all such expenses which China Petrochemical Corporation has paid in the relevant year according to the relevant laws and regulations for maintaining the validity of the relevant trademarks, patents and computer software.

2.	HISTORICAL FIGURES AND EXISTING CAPS

The historical figures for the past three financial years and the six months ended 30 June 2012 and existing caps of the above Continuing Connected Transactions are set out below:

Transactions	Caps for 2012	2009	2010	2011	Figures for the six months ended 30 June 2012

Mutual Supply Agreement
(i) Annual revenue generated by the Company for the sale of products and services (except provision of guarantee) to the Sinopec Group	RMB91.4 billion	RMB49.621 billion	RMB61.268 billion	RMB83.081 billion	RMB53.529 billion
(ii) Annual expenditures of the Company for the purchase of products and services (except financial services) from the Sinopec Group	RMB142.6 billion	RMB96.179 billion	RMB95.318 billion	RMB134.547 billion	RMB61.296 billion
(iii) The aggregate of the average month-end balance of deposits (including accrued interests)	RMB9.5 billion	RMB3.25 billion	RMB6.444 billion	RMB6.79 billion	RMB4.528 billion
(iv) The maximum daily amount of deposits (including accrued interests)	N/A	RMB11.6 billion	RMB27.1 billion	RMB41.6 billion	RMB30.3 billion

Land Use Rights Leasing Agreement
Annual rental payable by the Company	RMB6.8 billion	RMB4.225 billion	RMB6.731 billion	RMB6.725 billion	RMB3.384 billion

Cultural, Educational, Hygiene and Community Services Agreement
Annual expenditures of the Company for the purchase of services from the Sinopec Group	RMB4.1 billion	RMB3.329 billion	RMB3.693 billion	RMB3.856 billion	RMB2.063 billion

Transactions	Caps for 2012	2009	2010	2011	Figures for the six months ended 30 June 2012

SPI Fund Document
Annual premium payable by the Company	RMB3.0 billion	RMB1.612 billion	RMB1.783 billion	RMB1.966 billion	B1.072 billion

Properties Leasing Agreement
Annual rental payable by the Company	MB730 million	MB419 million	MB350 million	MB377 million	MB2.13 million

Note:	1.
The aggregate of the average month-end balance of deposits (including accrued interests) shall be calculated by dividing the aggregation of the month-end balance of deposits (including accrued interests) of each of the twelve months in a calendar year by twelve;

	2.	The maximum daily amount of deposits (including accrued interests) shall be calculated by the maximum amount of deposits (including accrued interests) at any point of time during a day;

	3.
There is no cap set over the maximum daily amount of deposits (including accrued interests) for the three years from 2010 to 2012. As such, as at the date of this circular, the caps over the aggregate of the average month-end balance of deposits (including accrued interests) had not been exceeded.

As at the date of this announcement, none of the above annual caps had been exceeded.

3.	ESTIMATED CAP AMOUNTS OF THE CONTINUING CONNECTED TRANSACTIONS

Sinopec Corp. estimates the annual caps for the applicable Continuing Connection Transactions for the years from 2013 to 2015 to be as follows:

Major Continuing Connected Transactions

(1)
Annual revenues under the Mutual Supply Agreement: The products and services sold by the Company to the Sinopec Group under the Mutual Supply Agreement principally consist of raw materials and petrochemical products such as crude oil, natural gas, refined oil products and petrochemical products. Over the past three years, international prices of raw materials such as crude oil have experienced significant fluctuation. The Brent crude oil price increased from approximately US$ 83.9 per barrel three years ago to the highest of approximately US$ 126.7 per barrel as of the date 8 April 2011.

The annual revenues received by the Company in respect of products and services provided to the Sinopec Group under the Mutual Supply Agreement from 2009 to 2011 and the six months ended 30 June 2012, were RMB 49.621 billion, RMB 61.268 billion, RMB 83.081 billion and RMB53.529 billion, respectively.

Taking into account the historical figures for the past three years, the estimated growth of commercial oil reserve and material uncertainties such as possible price fluctuation in raw materials and products such as crude oil, natural gas, refined oil products and petrochemical products in the next three years, and in view of the revenues which will be generated by the Company through the provision of products and services to the Sinopec Group under the Mutual Supply Agreement, Sinopec Corp. is of the view that flexibility should be built into the caps for such transactions. The proposed caps for the transactions regarding the provision of products and services by Sinopec Corp. under the Mutual Supply Agreement are as follows:

• 2013 — RMB 165.8 billion

• 2014 — RMB 172.4 billion

• 2015 — RMB 179.2 billion

(2)
Annual expenditures of the Company under the Mutual Supply Agreement: The product and services bought by the Company from the Sinopec Group under the Mutual Supply Agreement principally consist of raw materials, certain ancillary raw materials and services required by the major operating business of Sinopec Corp.

The annual expenditures in respect of products and services bought by the Company from the Sinopec Group under the Mutual Supply Agreement from 2009 to 2011 and the six months ended 30 June 2012, were RMB 96.179 billion, RMB 95.318 billion, RMB 134.547 billion, and RMB 61.296 billion, respectively.

Taking into account the historical figures for the past three years and material uncertainties such as possible price fluctuation in raw materials, possible increase of equity production oil and increase of the petroleum, refinery and public projects construction services, etc. provided by the Sinopec Group in the next three years, and in view of the necessity of purchasing products and services from the Sinopec Group under the Mutual Supply Agreement for the Company’s continued operation, Sinopec Corp. is of the view that flexibility should be built into the caps for such transactions. The proposed caps for the purchase of products and services by Sinopec Corp. under the Mutual Supply Agreement are as follows:

• 2013 — RMB 216.6 billion

• 2014 — RMB 227.9 billion

• 2015 — RMB 257.2 billion

(3)
The total amount of deposits (including accrued interests) under the Mutual Supply Agreement: The maximum daily amount of deposits (including accrued interests) of the Company with the Sinopec Group’s financial institutions (i.e., Sinopec Finance and Sinopec Century Bright) under the Mutual Supply Agreement from 2009 to 2011 and the six months ended 30 June 2012 were RMB 11.6 billion, RMB 27.1 billion, RMB 41.6 billion and RMB 30.3 billion, respectively.

Sinopec Corp. is of the view that the Sinopec Group’s financial institutions can generally offer Sinopec Corp. more favourable terms and interest rates as compared to other financial institutions or banks. Under normal circumstances, the financial institutions offer higher deposit rates and lower lending rates than commercial banks. As such, Sinopec Corp. is of the view that provided that the potential risks associated can be contained, depositing with the Sinopec Group’s financial institutions on a continuing basis will bring commercial advantages and better returns to Sinopec Corp. and its Shareholders as a whole.

Deposit amounts with the Sinopec Group’s financial institutions may occasionally vary significantly due to the Company’s operation demands. For instance, the Company may incur high cash deposit with the Sinopec Group’s financial institutions but low cash payments during public holidays in the PRC. Historically, the Company set caps over the aggregate of the average month-end balance of deposits (including accrued interests) which reflected the usual operation demands over the year. However, in order to strengthen monitoring continuing connected transactions, Sinopec Corp.

will set caps over the maximum daily amount of deposits (including accrued interests) for the following years in future. Taking into account the historical figures, the future business development and the indebtedness of Sinopec Corp., the estimated cash flow situation of Sinopec Corp. in the future development, the expected increase operation scale and cash flow, increase in numbers of service stations and average throughput per station, expected increase in oil price and general increase in oil products supplied by the Company, which cause daily cash and deposit balance in the future, the proposed caps regarding the maximum daily amount of deposits (including accrued interests) with the Sinopec Group’s financial institutions under the Mutual Supply Agreement are as follows:

• 2013 — RMB 38 billion

• 2014 — RMB 38 billion

• 2015 — RMB 38 billion

Non-Major Continuing Connected Transactions

(4)
Land Use Rights Leasing Agreement: during 2009 to 2011 and the six months ended 30 June 2012, the rent payable under the Land Use Rights Leasing Agreement (and its amendment memos) was RMB 4.225 billion, RMB 6.731 billion, RMB 6.725 billion and RMB 3.384 billion, respectively. According to the Land Use Rights Leasing Agreement, China Petrochemical Corporation and Sinopec Corp. may agree to adjust the rent every three years.

Taking into account the significant increase in the domestic land rent in the recent years and the possible payment of additional rent as a result of potential business expansion, Sinopec Corp. estimates that the total annual rent payable under the Land Use Rights Leasing Agreement (including the rent previously included under the Land Use Rights Leasing (Addition) Agreement), and in respect of the land leased by the Sinopec Group to the Company, will be RMB 10.8 billion for each year from 2013 to 2015. The revised rent has been considered by a PRC qualified property valuer to be lower than the current market value.

(5)
Cultural, Educational, Hygiene and Community Services Agreement: The annual fees paid under the Cultural, Educational, Hygiene and Community Services Agreement from 2009 to 2011 and the six months ended 30 June 2012, were RMB 3.329 billion, RMB 3.693 billion, RMB3.856 billion, and RMB 2.063 billion, respectively. Taking into account the historical figures and the extra needs of cultural, education, hygiene and community services derived from the increase in raw materials and labour costs in future, Sinopec Corp. proposes that the annual caps for the Cultural, Educational, Hygiene and Community Services Agreement from 2013 to 2015 shall be adjusted to RMB 6.8 billion.

(6)
SPI Fund Document: The premium paid under the SPI Fund Document from 2009 to 2011 and the six months ended 30 June 2012 were RMB1.612 billion, RMB1.783 billion, RMB1.966 billion and RMB1.072 billion, respectively. Due to the Company’s continuous business development, acquisition of the Sinopec Group’s assets and the increase in the investment in fixed assets and inventories, the relevant insured amount increased. With the said increase of the insured amount and taking into account the historical figures, it is proposed that the annual cap for the SPI Fund Document from 2013 to 2015 shall be adjusted to RMB3.3 billion.

(7)
Properties Leasing Agreement: The rent paid under the Properties Leasing Agreement from 2009 to 2011 and the six months ended 30 June 2012, were RMB 419 million, RMB 350 million, RMB 377 million and RMB 213 million, respectively. Taking into account the historical figures, the properties leasing rentals increase in the recent years and the potential rental increase in the PRC real estate market in future, and in view of the necessity of the properties leasing from the Sinopec Group under the Properties Leasing Agreement for the Company’s continued operation, Sinopec Corp. proposes to maintain an annual cap of RMB 730 million for the rent payable under the Properties Leasing Agreement from 2013 to 2015.

Exempted Continuing Connected Transactions

(8)
Intellectual Property Licence Agreements: Based on the historical figures, Sinopec Corp. estimates that the annual fee payable by the Company to the Sinopec Group under the Intellectual Property License Agreements will be less than 0.1% of each of the percentage ratios (other than the profit ratio). As such, the relevant transactions will be exempt from reporting, announcement and independent shareholders’ approval requirements pursuant to the exemption for de minimis transactions under rule 14A.33 of the HK Listing Rules.

4.	THE HK LISTING RULES AND THE SH LISTING RULES REQUIREMENTS

Pursuant to the HK Listing rules and the SH Listing Rules, China Petrochemical Corporation, holding approximately 75.79% of the total issued share capital of Sinopec Corp., and its associates constitute connected persons of Sinopec Corp. As such, the continuing transactions between the Company and the Sinopec Group constitute continuing connected transactions of Sinopec Corp. under Chapter 14A of the HK Listing Rules. Sinopec Corp. shall comply with the reporting, announcement and Independent Shareholders’ approval (if necessary) requirements in respect of such continuing connected transactions.

Pursuant to Rule 14A.34 of the HK Listing Rules, the proposed annual caps of each of the transactions under 3(4) to (7) above (i.e. the Non-Major Continuing Connected Transactions) are less than 5% of the percentage ratios (other than the profit ratio), but more than 0.1%. Such transactions are therefore subject to the reporting, announcement but exempted from independent shareholders’ approval requirements under Chapter 14A of the HK Listing Rules.

Pursuant to Rule 14A.35 of the HK Listing Rules, the proposed annual caps of each of the transactions under 3(1) to (3) above (i.e. Major Continuing Connected Transactions) exceed 5% of the percentage ratios (other than the profit ratio). Such transactions are therefore subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the HK Listing Rules.

The transactions under 3(1) to (7) (and the relevant proposed caps) above will be subject to the announcement and independent shareholders’ approval requirements in accordance with Chapter 10 of the SH Listing Rules.

5.	REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

The Sinopec Group operated with the Company as an integrated organization prior to the reorganization of China Petrochemical Corporation and the establishment of Sinopec Corp., and a number of internal transactions were conducted every year. After the reorganization and the listing of the shares of Sinopec Corp. on both the Stock Exchange and the Shanghai Stock Exchange, a number of transactions conducted or to be conducted between the Company and China Petrochemical Corporation and/or its associates have constituted continuing connected transactions under the HK Listing Rules and the SH Listing Rules.

The Continuing Connected Transactions of the Company are conducted in the ordinary and usual course of business of the Company. Such transactions will continue to be conducted on an arm’s length basis and on terms that are fair and reasonable to the Company. Owing to the long-term co-operation relationship among the Company, the Sinopec Group and the companies jointly held by the Company and the Sinopec Group and the advantages, good reputation and gigantic scale of the Sinopec Group in various aspects, the Board is of the opinion that the entering into such transactions on an continuing basis is essential to the continuation of Sinopec Corp.’s business and will be beneficial to the Company as the Continuing Connected Transactions facilitate and will facilitate the business operation and growth of the Company and reduce the unnecessary risks which might incur during the course of operation.

6.	APPROVAL BY THE BOARD AND INDEPENDENT SHAREHOLDERS

The Board (including the independent non-executive Directors) considers that the terms of each of the Continuing Connected Transactions (and the relevant proposed caps) are based on normal commercial terms, are fair and reasonable to its Independent Shareholders and are in the interests of Sinopec Corp. and the shareholders as a whole.

On 24 August 2012, the second meeting of the fifth session of the Board was convened by way of a video conference, at which the non-connected Directors approved the resolution on Renewal of Major Continuing Connected Transactions (and the relevant proposed caps), and the Non-Major Continuing Connected Transactions (and the relevant proposed caps). Each of Fu Chengyu, Wang Tianpu, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun abstained from voting due to their position as connected Directors. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

According to the requirements of the HK Listing Rules, an Independent Board Committee has been formed and will advise the Independent Shareholders in respect of, among other things, the fairness and the reasonableness of the Renewal of Major Continuing Connected Transactions (and the relevant proposed caps), and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole. Furthermore, the Independent Board Committee will advise Shareholders on how to vote, taking into account the recommendations of the Independent Financial Adviser. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no member of the Independent Board Committee has any material interest in the Continuing Connected Transactions.

CMB International, the Independent Financial Adviser, has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of, among other things, the fairness and reasonableness of the Renewal of Major Continuing Connected Transactions (and the relevant proposed caps) and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole, and to advise the Independent Shareholders on how to vote. The Independent Financial Adviser will also advise on the duration of the Land Use Rights Leasing Agreement, the Properties Leasing Agreement and the SPI Fund Document in accordance with 14A.35(1) of the HK Listing Rules.

Sinopec Corp. will convene the EGM for the Independent Shareholders to consider and approve (if think fit), among other things, the Renewal of Major Continuing Connected Transactions (and the relevant proposed caps), and, also in accordance with the requirements of the Shanghai Stock Exchange, the Non-Major Continuing Connected Transactions (and the relevant proposed caps). China Petrochemical Corporation and its associates will abstain from voting at the EGM in respect of the ordinary resolution to approve the above matters. The circular containing, among other things, notice of the EGM, further information in relation to the Renewal of Continuing Connected Transactions, the recommendation from the Independent Board Committee and the recommendation from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders will be dispatched and/or notified to the Shareholders in due course. Sinopec Corp. believes that information contained in this announcement and to be contained in the circular will be sufficient for Independent Shareholders to make an informed decision.

7.	GENERAL INFORMATION

Sinopec Corp. is an integrated energy and chemical company with upstream, midstream and downstream operations and it is the first PRC company publicly listed on the Stock Exchange, the Shanghai Stock Exchange, and the stock exchanges of New York and London. The principal operations of the Company include: (1) exploring for and developing, producing and trading crude oil and natural gas; (2) processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; (3) producing, distributing and trading chemical products.

China Petrochemical Corporation was established in July 1998, and it is an authorized investment organization with a current registered capital of RMB 231.620585 billion. Its controlling shareholder is the state. Upon reorganization in 2000, China Petrochemical Corporation transferred its principal petrochemical business to Sinopec Corp., while China Petrochemical

Corporation continues to operate the remaining petrochemical facilities and small-scale oil refineries. It also provides services in well-drilling, well-measuring, under-well operation, production equipments manufacturing and maintenance, engineering construction as well as the utility projects such as water, electricity, and social services, etc.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“amended Continuing Connected Transactions Agreements”
collectively refer to the Mutual Supply Agreement and Cultural, Educational, Hygiene and Community Services Agreement amended by the Continuing Connected Transactions Third Supplemental Agreement dated 24 August 2012, and the Land Use Rights Leasing Agreement amended by the Land Use Rights Leasing Agreement Third Amendment Memo dated 24 August 2012;

“amended Mutual Supply Agreement”	the Mutual Supply Agreement amended by the Continuing Connected Transactions Third Supplemental Agreement dated 24 August 2012;

“associates”	has the meaning ascribed to it in the HK Listing Rules;

“Board”	the board of directors of Sinopec Corp.;

“China Petrochemical Corporation”	China Petrochemical Corporation, being the controlling shareholder of Sinopec Corp.;

“CMB International” or “Independent Financial Advisor”
CMB International Capital Limited, a corporation licensed under the Securities and Futures Ordinance to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance), has been appointed as Independent Financial Adviser to advise the Independent Board Committee and Independent Shareholders in respect of the fairness and reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole, and to advise the Independent Shareholders on how to vote. The independent financial adviser will also advise on the duration of the Land Use Rights Leasing Agreement, the SPI Fund Document and the Properties Leasing Agreement;

“Company”	Sinopec Corp. and its subsidiaries;

“Computer Software Licence Agreement”	the computer software licence agreement dated 3 June 2000 (as amended) regarding the granting of licence by the Sinopec Group to the Company to use certain computer software of the Sinopec Group;

“Continuing Connected Transactions”	collectively refer to the Exempted Continuing Connected Transactions, the Non-Major Continuing Connected Transactions and the Major Continuing Connected Transactions;

“Continuing Connected Transactions Second Supplemental Agreement”
the agreement dated 21 August 2009 entered into between Sinopec Corp. (on behalf of itself and its subsidiaries) and China Petrochemical Corporation (on behalf of itself and members of the Sinopec Group) regarding the amendments of the terms of the Continuing Connected Transactions;

“Continuing Connected Transactions Third Supplemental Agreement”
the agreement dated 24 August 2012 entered into between Sinopec Corp. (on behalf of itself and its subsidiaries) and China Petrochemical Corporation (on behalf of itself and members of the Sinopec Group) regarding the amendments of the terms of the Continuing Connected Transactions;

“Cultural, Educational, Hygiene and Community Services Agreement”
the cultural, educational, hygiene and community services agreement dated 3 June 2000 and the supplemental agreement dated 26 September 2000 (as amended) regarding the provision of, inter alia, certain cultural, educational, hygiene and community services by the Sinopec Group to the Company;

“Directors”	the directors of Sinopec Corp.;

“EGM”
the first extraordinary general meeting of 2012 of Sinopec Corp. to be held for, among other things, Independent Shareholders of Sinopec Corp. to consider and to approve the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and, also in accordance with the requirements of the Shanghai Stock Exchange, the Non-Major Continuing Connected Transactions (including the relevant proposed caps);

“Exempted Continuing Connected Transactions”	the transactions contemplated under the Intellectual Property Licence Agreements;

“HK Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Independent Board Committee”	an independent board committee of the Board comprising all the independent non-executive Directors, namely Chen Xiaojin, Ma Weihua, Jiang Xiaoming, Andrew Y. Yan, Bao Guoming;

“Independent Shareholders”	the shareholders of Sinopec Corp. other than China Petrochemical Corporation and its associates;

“Intellectual Property Licence Agreements”	the Trademarks Licence Agreement, the Computer Software Licence Agreement and the Patents and Proprietary Technology Licence Agreement;

“Land Use Rights Leasing Agreement”	the land use rights leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain land use rights by the Sinopec Group to the Company;

“Land Use Rights Leasing (Additional) Agreement”	the land use rights leasing agreement dated 22 August 2003 regarding the leasing of certain land use rights by the Sinopec Group to the Company;

“Land Use Rights Leasing Agreement Amendment Memo”	the memo dated 22 August 2008 regarding the amendments to the Land Use Rights Leasing Agreement;

“Land Use Rights Leasing Agreement Second Amendment Memo”	the memo dated 21 August 2009 regarding the amendments to the Land Use Rights Leasing Agreement;

“Land Use Rights Leasing Agreement Third Amendment Memo”	the memo dated 24 August 2012 regarding the amendments to the Land Use Rights Leasing Agreement;

“Major Continuing Connected Transactions”
the transactions relating to the sales, purchases of the products and services and deposit of money under the Mutual Supply Agreement, subject to the Independent Shareholders’ approval under the HK Listing Rules;

“Mutual Supply Agreement”
the mutual supply agreement dated 3 June 2000 and the supplemental agreement dated 26 September 2000 (as amended) regarding the provision of a range of products and services from time to time (1) by the Sinopec Group to the Company; and (2) by the Company to the Sinopec Group;

“Non-Major Continuing Connected Transactions”
the continuing connected transactions relating to the SPI Fund Document, the Land Use Rights Leasing Agreement, the Cultural, Educational, Hygiene and Community Services Agreement and the Properties Leasing Agreement;

“Patents and Proprietary Technology Licence Agreement”
the patents and proprietary technology licence agreement dated 3 June 2000 (as amended) regarding the granting of licence by the Sinopec Group to the Company to use certain patents and proprietary technology of the Sinopec Group;

“PRC”	the People’s Republic of China, for the purpose of this announcement, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan;

“Properties Leasing Agreement”	the properties leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain properties by the Sinopec Group to the Company;

“Renewal of Continuing Connected Transactions”	Renewal of the Continuing Connected Transactions in respect of 2013 to 2015;

“Renewal of Major Continuing Connected Transactions”	Renewal of the Major Continuing Connected Transactions in respect of 2013 to 2015;

“RMB”	the lawful currency of the PRC;

“SH Listing Rules”	the Share Listing Rules of Shanghai Stock Exchange;

“Shanghai Stock Exchange”	the Shanghai Stock Exchange;

“Shareholders”	the shareholders of Sinopec Corp.;

“Sinopec Century Bright”	Sinopec Century Bright Capital Investment Limited, a wholly-owned subsidiary of China Petrochemical Corporation;

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Sinopec Finance”	Sinopec Finance Co., Ltd, a subsidiary of China Petrochemical Corporation jointly established with Sinopec Corp.;

“Sinopec Group”	China Petrochemical Corporation, its subsidiaries and its associates (other than the Company);

“SPI Fund Document”
a document jointly issued in 1997 by the Ministry of Finance of the PRC and the ministerial level enterprise of China Petrochemical Corporation and its associates before the industry reorganisation in 1998 (Cai Gong Zi 1997 No. 268) relating to the payment of insurance premium by Sinopec Corp. to the China Petrochemical Corporation. Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium. Each time Sinopec Corp. shall pay 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months; after China Petrochemical Corporation has received the premium from Sinopec Corp., the China Petrochemical Corporation will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document (“Refund”). The Refund would be 17% of the paid premium if Sinopec Corp. failed to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in the following manner: 60% shall be used in dealing with accidents and potential risks and safety measures; 20% shall be used in safety education and training and 20% shall be used in preventing major accidents and potential risks and as awards to units and individuals who have made a special contribution to safety production;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“Trademarks Licence Agreement”	the trademarks licence agreement dated 3 June 2000 (as amended) regarding the granting of licence by the Sinopec Group to the Company to use certain trademarks of the Sinopec Group.

Beijing, the PRC,
24 August 2012

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 0386)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (“Extraordinary General Meeting”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) will be held at Crowne Plaza Beijing Parkview Wuzhou hotel, 8 North Si Huan Zhong Road, Chaoyang District, Beijing on Tuesday, 16 October 2012 at 9 a.m. for the following purposes:

By way of ordinary resolution:

1.	To consider and approve the following resolution:

“THAT, as set out in the circular dated 24 August 2012 issued by Sinopec Corp. to its shareholders (the “Circular”):

(a)
the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and the Non-Major Continuing Connected Transactions (including the relevant proposed caps) for the three years ending on 31 December 2015 be and are hereby approved;

(b)
the Continuing Connected Transactions Third Supplemental Agreement entered into between Sinopec Corp. (on behalf of itself and its subsidiaries) and China Petrochemical Corporation (on behalf of itself and members of the Sinopec Group) be and is hereby approved, ratified and confirmed;

(c)
Mr. Wang Xinhua, the Chief Financial Officer of Sinopec Corp., be and is hereby authorized to sign or execute such other documents or supplemental agreements on behalf of Sinopec Corp. and to take all such actions pursuant to the relevant board resolutions as necessary or desirable.”

2.
To consider and approve the Zhong Ke Guangdong refinery integration project (the “Refinery Project”) as set out in the Circular and to authorise Mr. Wang Tianpu, Vice Chairman of the Board of Directors of Sinopec Corp. and President of Sinopec Corp. to take all necessary actions in relation to the Refinery Project, including but not limited to the formulation and execution of all the necessary legal documents.

By way of special resolution:

3.
To consider and approve the proposed amendments to the articles of association of Sinopec Corp. as set out in the Circular and to authorise the secretary to the Board of Directors of Sinopec Corp. to, on behalf of Sinopec Corp., deal with all procedural requirements such as applications, approvals, registrations and filings in relation to the proposed amendments to the articles of association (including cosmetic amendments as requested by the regulatory authorities).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

Beijing, PRC
24 August 2012

Notes:

Attendee of Extraordinary General Meeting

1.	Eligibility for attending the Extraordinary General Meeting

Holders of domestic shares (A Shares) of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares of Sinopec Corp. whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 14

September 2012 are eligible to attend the Extraordinary General Meeting. Holders of H Shares of Sinopec Corp. who wish to attend the Extraordinary General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (address: Shops 1712 -1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Friday, 14 September 2012.

2.	Proxy

(a)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(b)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or the authorisation document(s) must be notarised.

(c)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. in the case of holders of domestic shares, the address is the registered address of Sinopec Corp. (Sinopec Corp. General Administrative Office (Board Secretariat), 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China (or via Fax no.: (+86)10 5996 0386)), and in the case of holder of H Shares, the address is that Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time designated for holding of the on-site Extraordinary General Meeting.

(d)	A shareholder or his proxy may exercise the right to vote by poll.

3.	Registration procedures for attending the Extraordinary General Meeting

(a)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(b)
Holders of H Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to Sinopec Corp. on or before Wednesday, 26 September 2012.

(c)	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

(d)	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Saturday, 15 September 2012 to Tuesday, 16 October 2012 (both days inclusive).

4.	Resolution for independent shareholders’ approval

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Share Listing Rules of Shanghai Stock Exchange, the first ordinary resolution of the Extraordinary General Meeting is subject to the independent shareholders’ approval. China Petrochemical Corporation and its associates will abstain from voting on the first ordinary resolution at the Extraordinary General Meeting.

5.	Miscellaneous

(a)	The Extraordinary General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(b)	The address of the Share Registrar for A Shares of Sinopec Corp.: China Securities Depository & Clearing Corporation Limited Shanghai Branch is at 166 Lujiazuidong Road, Pudong District, Shanghai.

(c)	The address of the Share Registrar of H Shares of Sinopec Corp.: Hong Kong Registrars Limited is at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

(d)	The registered address of Sinopec Corp. is at:

22 Chaoyangmen North Street
Chaoyang District, Beijing
Post Code: 100728
The People’s Republic of China
Telephone No.: +86(10) 59960028
Facsimile No.: +86(10) 59960386

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
    + Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: August 27, 2012